

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02002915

8 January, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Letter re resolution of EGM 21 December, 2001
- Notice of Meeting of Central Pacific Minerals NL as Shareholder dated 13 December, 2001 and Proxy Form
- Explanatory Memorandum and Notices of Meeting dated 13 December, 2001 (General meeting 24 January 2002)
- Company Announcement *Meetings for SPP/CPM Merger Approval Set for January 2002* dated 17 December, 2001
- Stuart Stage 1 Operations Update Report No 21 - 17 December, 2001
- Company Announcement re allotment of 80,000 Ordinary Shares (Equity Participation Scheme) and Appendix 3B *New Issue Announcement* dated 20 November, 2001
- Notice of Extraordinary General Meeting & Explanatory Memorandum and Form of Proxy (Extraordinary General Meeting 21 December, 2001)

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

per Diane Day
Group Manager Corporate Relations

dlw 2/6


SPP
CPM

02 FEB -5 AM 8:07

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Mr Campbell Anderson

21 December, 2001

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L.

In accordance with Listing Rule 3.13.2 please find detailed below the total number of proxies received in relation to the resolution and the result of the resolution:

1. That approval is given to the Company offering to issue options to Mr John Val Browning, each for an option price to the extent and on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice of Meeting

For:	143,792,766
Against:	538,140
Abstained:	855,082
Discretionary:	474,837

The resolution was passed unanimously on a show of hands.

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

V H Kuss
Secretary


SPP
CPM
Southern Pacific Petroleum N.L./Central Pacific Minerals N.L.

SOUTHERN PACIFIC PETROLEUM N.L.

ABN 36 008 460 366

NOTICE OF MEETING OF CENTRAL PACIFIC MINERALS N.L. AS SHAREHOLDER OF SOUTHERN PACIFIC PETROLEUM N.L.

02 FEB -5 AM 8:07

Notice is hereby given that a meeting of Central Pacific Minerals (***CPM***) N.L., as a shareholder of Southern Pacific Petroleum N.L. (***SPP***), will be held at 8.40 am on 24 January 2002 at the Stamford Plaza Hotel, Brisbane.

Please refer to the Explanatory Memorandum which accompanies this Notice of Meeting for information on the resolution proposed. Certain terms used below are defined in the Glossary in the Explanatory Memorandum.

RESOLUTION

Selective Capital Reduction

CPM is asked to consider, and if thought fit, pass the following resolution as a special resolution:

> **THAT** *subject to:*
>
> *(a) shareholders at a General Meeting of SPP approving a special resolution for the reduction of capital in SPP by the cancellation, for consideration of A$1.00, of all issued Shares in SPP held by CPM; and*
>
> *(b) the Ordinary Scheme becoming Effective,*
>
> *the issued share capital of SPP be reduced, pursuant to section 256B of the Corporations Act, by cancelling all Shares of SPP held by CPM, and in consideration for the cancellation of those Shares SPP will pay to CPM an amount of A$1.00.*

Explanatory Note

Section 256C(2) of the Corporations Act provides that because the proposed Capital Reduction involves a cancellation of shares, namely the shares in SPP held by CPM, the Capital Reduction must be approved by a special resolution passed at a meeting of the shareholders whose shares are to be cancelled. Therefore, as the holder of the Shares in SPP that are to be cancelled, only CPM may vote on this resolution.

Voting Restriction

Any vote cast in relation to this resolution by any person other than CPM will be disregarded.

By Order of the Board

VIC KUSS
Company Secretary
SOUTHERN PACIFIC PETROLEUM N.L.

NOTES

Persons Entitled to Vote

Pursuant to section 1109N of the Corporations Act, the Directors have determined that the Shareholding of CPM in SPP for the purposes of ascertaining voting entitlements for the meeting will be as it appears in the SPP Share Register at 7.00 pm (Sydney time) on 22 January 2002.

Proxies

1. A proxy form accompanies this notice of meeting.
2. A member who is entitled to attend and to cast two or more votes at the meeting is entitled to appoint not more than two proxies.
3. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the member's voting rights. If two proxies are appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the number of the votes.
4. A proxy need not be a member of SPP.
5. The proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be executed in accordance with the Corporations Act and the constitution of that corporation.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at the SPP Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.


SPP
CPM
Southern Pacific Petroleum N.L./Central Pacific Minerals N.L.

SOUTHERN PACIFIC PETROLEUM N.L.

ABN 36 008 460 366

Proxy Form for Meeting of CPM

I/We ....
(FULL NAME IN BLOCK LETTERS)

of ....
(FULL ADDRESS)

being a member of Southern Pacific Petroleum N.L. (the ***Company***) hereby

appoint ....

of ....

in respect of .... % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

and ....

of ....

in respect of .... % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

or failing nomination, the chairman of the meeting as my proxy to vote for me and on my behalf at the Meeting of CPM to be held at 8.40 am on 24 January 2002 at the Stamford Plaza Hotel, Brisbane and at any adjournment thereof.

Should a member desire to direct the proxy how to vote, the member should place a (x) mark in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting. If more than one box is marked with an (x) mark, the proxy may vote or abstain from voting as he or she thinks fit.

	FOR	ABSTAIN	AGAINST
Selective capital reduction	☐	☐	☐

Signature of Shareholder

Only duly authorised officer/s can sign on behalf of a company. Please state the office held by the signatory, i.e., director, or director and secretary.

Signature
Date

Definitions in the Explanatory Memorandum have the same meaning as used in this form.

Completed proxy forms must be received no later than 9.00 am on 22 January 2002 at the SPP Registered Office:

SPP Registered Office, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City ACT 2601. Facsimile: within Australia: (02) 6274 3111; outside Australia: (61 2) 6274 3111.


SPP
CPM



EXPLANATORY MEMORANDUM AND NOTICES OF MEETING

For

1. General meeting of Shareholders of

SOUTHERN PACIFIC PETROLEUM N.L.

ABN 36 008 460 366

and

2. Meeting of

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651
as a Shareholder of Southern Pacific Petroleum N.L.
ABN 36 008 460 366

including resolutions for approval of a selective capital reduction

Legal Adviser
Gilbert & Tobin


GILBERT
TOBIN

The Directors unanimously recommend that you vote in favour of the selective capital reduction and each of the other resolutions.

This is an important document and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your investment adviser or other professional adviser.

Key dates

Event	Indicative date
Announce restructuring	**21 September 2001**
Proxy forms for Meetings must be received at the SPP Registered Office no later than 9.00 am	**22 January 2002**
Eligibility to vote at Meetings determined at 7.00 pm (Sydney time)	**22 January 2002**
CPM Meeting to be held at the Stamford Plaza Hotel, Brisbane at 8.40 am	**24 January 2002**
SPP General Meeting to be held at the Stamford Plaza Hotel, Brisbane at 9.00 am	**24 January 2002**
Implementation Date – issue of Replacement Securities and Capital Reduction takes effect	**8 March 2002**

All dates following the date of the SPP General Meeting are indicative only and subject to change due to, amongst other things, the review and approval procedures of the Court, the ASX and other regulatory authorities.

Unless otherwise stated all times referred to above are Australian Eastern Standard time (that is Brisbane time, which is one hour less than Sydney summer time).

This Explanatory Memorandum is dated **13 December 2001**.

YOUR VOTE IS IMPORTANT

To all Shareholders of Southern Pacific Petroleum N.L.

You can vote at the general meeting of Shareholders of Southern Pacific Petroleum N.L. (**SPP General Meeting**) by completing and returning the proxy form enclosed which must arrive at the SPP Registered Office by no later than **9.00 am** on **22 January 2002** or vote in person at the SPP General Meeting to be held at the Stamford Plaza Hotel, Brisbane, at **9.00 am** on **24 January 2002**.

Full details of the SPP General Meeting are set out in the Notice of General Meeting that is included with this document.

To Central Pacific Minerals N.L. (CPM)

CPM is also entitled to vote at the CPM Meeting in its capacity as a Shareholder of Southern Pacific Petroleum N.L. and can do so by completing and returning the appropriate proxy form enclosed which must arrive at the SPP Registered Office by no later than **9.00 am** on **22 January 2002** or vote in person at that meeting, which is to be held at 8.40 am on **24 January 2002**.

Full details of the CPM Meeting are set out in the Notice of Meeting of CPM that is included only with the copy of this Explanatory Memorandum sent to CPM.

DEFINED TERMS

Capitalised terms used in this Explanatory Memorandum are defined in the Glossary in section 7.

ENQUIRIES REGARDING THE MEETINGS

To find out more about the Meetings or the resolutions to be proposed at the Meetings, phone **1800 65 65 06** between 8.00 am and 6.00 pm (Brisbane time).

For the United States of America, and other countries, call our special global information line by dialling **61 2 9207 3783**.

Any calls to this line will be recorded for compliance purposes.

The constitution of Southern Pacific Petroleum N.L. is available on the following website: www.sppcpm.com. Certain proposed changes to SPP's Constitution are summarised in section 5 of to this document and are set out in full in Appendix 3.



Southern Pacific Petroleum N.L.
A.B.N. 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Web page: http://www.sppcpm.com

Chairman Campbell Anderson

13 December 2001

Dear Shareholder

A general meeting of Southern Pacific Petroleum N.L. (**SPP**) will be held on 24 January 2002 to consider a number of matters in relation to the proposed restructuring of the SPP Group (the **Proposal**). Those matters include the issue of Shares in SPP to shareholders of Central Pacific Minerals N.L. (**CPM**) other than SPP in exchange for the CPM Shares held by those shareholders. They also include the selective reduction of capital in SPP by cancellation of the Shares held by CPM in SPP (**Capital Reduction**). The paramount objective of the Proposal is to combine the listed entities of CPM and SPP so that there is one publicly listed company, SPP, which will be the holding company of CPM.

This booklet contains important information concerning the Capital Reduction and the other actions of SPP which are necessary in order to meet this objective. A number of those steps relate to four schemes of arrangement (**Schemes**) which it is proposed will be entered into by shareholders and convertible note holders of CPM. Enclosed with this booklet is a Notice of General Meeting at which you will be asked to approve the resolutions to effect the Proposal, including the Capital Reduction. CPM will also receive a notice for a separate CPM Meeting. This meeting, which is a meeting of CPM in its capacity as a Shareholder of SPP and may be attended only by CPM, is part of the procedure required by the Corporations Act for approval of the Capital Reduction.

The Capital Reduction, and the other steps in the Proposal for which there are resolutions in the Notices of Meeting, are recommended by your Directors.

In summary, the Proposal involves the acquisition by SPP of all shares held in CPM by shareholders other than SPP in exchange for the issue to them of SPP Securities of an equivalent class. CPM Convertible Notes will not be acquired by SPP, but the Convertible Note Terms will be amended so that upon conversion, SPP Replacement Ordinary Shares will be issued rather than CPM Ordinary Shares. For each CPM Security, SPP will issue CPM shareholders 2.664 Replacement Securities (or 2.664 SPP Replacement Ordinary Shares upon conversion of the Convertible Notes). The Exchange Ratio which the Directors have struck for the number of Replacement Securities to be issued for each CPM Security is based on the same methodology that has been explained in SPP's annual reports for over 15 years.

The Proposal will result in SPP owning at least 80% of CPM's Voting Shares. Other key features of the Proposal include:

- delisting of CPM;
- removal of the shareholding of CPM in SPP (which is required by the Corporations Act) by means of the Capital Reduction;
- the option for shareholders of CPM other than SPP who hold CPM Ordinary Shares, CPM Contributing Shares or CPM Equity Participation Shares to Defer participation in the Schemes for up to 10 years (only available for a maximum of 20% of all these shares in aggregate);
- amendment of SPP's Constitution so that for 2 years from the Implementation Date of the Ordinary Scheme the maximum Shareholding of any person, and his or her associates, is limited to 20%;
- the operations of CPM and SPP will be reported on a consolidated basis in the financial statements of SPP; and
- the Schemes have been designed so that the proportional interests of CPM shareholders in the underlying joint venture assets of CPM and SPP are maintained through the Replacement Securities after the Schemes. The proportional interest of SPP Shareholders in the joint venture assets will also be unchanged as a result of the Proposal.

Overview

For many years, SPP has been effectively twinned with CPM, with the two companies equal partners in the development of a new oil shale industry in Australia by adapting and implementing a new technology to Australia's world-class oil shale deposits.



The existence of two companies as effective "twins" was a result of the tax laws at the time SPP and CPM were established in 1968. The two companies have enjoyed identical boards of directors and have in all key respects acted as a single business entity over nearly three decades. They have sought to maintain, through their operation and capital management, an equivalence in assets and liabilities. However, this twin structure is no longer necessary or desirable.

Reasons for restructure through the Proposal

This twin company structure, with its significant cross shareholdings of SPP and CPM in one another, has complicated the analysis of the two companies by the capital markets, which can hinder access to markets and financing. The restructure is intended to simplify analysis significantly by having one listed public company, SPP. Furthermore, share trading will be limited to SPP, which should increase liquidity. These steps are expected to improve market understanding of the companies' opportunities and facilitate future financings.

A significant objective of the Proposal is to simplify the financing of future developments, which are likely to require some level of capital raising through international share and debt issues. Such financings are expected to be significantly easier after the Proposal is complete.

The Directors believe the restructure will enhance corporate governance, with a single board of directors for one publicly listed company and with the cancellation of the subsidiary's (CPM's) shareholding in SPP. The SPP Board will oversee the combined businesses and will be able to act in the interests of SPP and CPM as a group.

Directors' recommendation

Your Directors unanimously recommend the Proposal, including the Capital Reduction, to you. Various alternatives were considered by the Directors to achieve the efficiencies which are highly desirable to implement the growth plans of the two companies. The Proposal, utilising the Schemes and the Capital Reduction, is recommended because it best addresses the structural inefficiencies and offers the simplest available structure, requiring minimal international regulatory approvals.

You should note that the Directors of SPP are also directors of CPM and might be perceived to have a conflict in providing independent advice to you, as you are entitled to vote in relation to the cancellation by Capital Reduction of Shares in SPP held by CPM. For this reason, it is important that you consider carefully the information in this booklet, and obtain your own advice from your investment advisor, stockbroker or solicitor.

Uniting CPM with SPP is a natural and important progression towards development of our world class oil shale resources and I look forward to receiving your valued support for the Capital Reduction and other resolutions necessary to effect the restructuring Proposal.

Chairman
Campbell Anderson



Table of Contents

ENCLOSED WITH THIS DOCUMENT

Notice of General Meeting of Shareholders of SPP
Proxy Form for SPP General Meeting
Notice of Meeting of CPM (enclosed for CPM only)
Proxy Form for CPM Meeting (enclosed for CPM only)
ADR Voting Instruction Card (enclosed for SPP ADR Holders only)

Your Vote

Your vote is important

For the Proposal to take place, it is important that sufficient Shareholders vote in favour of the resolutions set out in the Notices of Meeting.

Resolutions 1 and 2 in the Notice of General Meeting are required in order to effect the Scheme and to make amendments to the SPP Constitution respectively. The Schemes will be voted upon by shareholders of CPM at meetings to be held on the same day as the SPP General Meeting. Resolution 1 of the Notice of General Meeting is an ordinary resolution and resolution 2 is a special resolution.

Resolution 3 of the Notice of General Meeting and the single resolution in the Notice of Meeting of CPM relate to the proposed Capital Reduction of Shares held by CPM in SPP. Each of them is a special resolution and must be passed by at least 75% of the votes cast by members entitled to vote on the resolution. In order for the Capital Reduction to proceed, **both** resolution 3 in the Notice of General Meeting and the single resolution in the Notice of Meeting of CPM must be approved.

Can I vote?

- If you are registered as a holder of SPP Ordinary Shares or SPP Contributing Shares at **7.00 pm** (Sydney time) on **22 January 2002** you are entitled to vote at the SPP General Meeting.
- CPM, through a proxy, attorney or corporate representative, is also entitled to vote at the CPM Meeting. Shareholders of CPM are not entitled to vote at the CPM Meeting.
- If you are a holder of SPP ADRs, please refer to the section below entitled *Voting by SPP ADR Holders*.
- If you are unsure whether you can vote, you can phone **1800 65 65 06** weekdays between **8.00** am and **6.00** pm (Brisbane time).

How do I vote?

All Shareholders can vote at the SPP General Meeting, and CPM can vote at the CPM Meeting:

- in person;
- by corporate representative (if you are a corporate Shareholder);
- by attorney; or
- by proxy.

Voting in person

If you hold Shares in SPP and wish to vote in person, you will have to attend the SPP General Meeting on **24 January 2002**.

Voting by proxy, attorney or corporate representative

If you hold Shares in SPP and wish to vote by proxy, you will need to complete and sign the proxy form for the SPP General Meeting which accompanies this Explanatory Memorandum and return it by post to the SPP Registered Office or fax it to (02) 6274 3111 (within Australia) or (612) 6274 3111 (outside Australia). If CPM wishes to vote at the CPM Meeting by proxy, it will also need to complete and sign the proxy form for the CPM Meeting and send it to that address.

These proxies must be received at the SPP Registered Office by **9.00** am on **22 January 2002**.

Your appointment of a proxy does not stop you from personally attending and voting at the SPP General Meeting.

Alternatively, you may appoint an attorney by power of attorney to attend and vote on your behalf at the SPP General Meeting (and, in the case of CPM, the CPM Meeting). You will need to provide appropriate evidence of the appointment of your attorney.

If you are a corporate Shareholder and wish to appoint a representative to attend the SPP General Meeting (and, in the case of CPM, the CPM Meeting), you should ensure that your representative can provide appropriate evidence of appointment.

Voting by SPP ADR holders

Each SPP ADR delivered by BoNY (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) currently represents two SPP Ordinary Shares held in BoNY's custody account in Australia. The SPP ADRs may be held in brokerage accounts or they may be physically held by the owner.

Holders of SPP ADRs are entitled to instruct BoNY how to vote the underlying SPP Ordinary Shares. Only SPP ADR Holders of record at the close of business on 17 December 2001 will be entitled to execute the enclosed ADR Voting Instruction Card. An SPP ADR Holder can give this instruction by using the ADR Voting Instruction Card which must be received by BoNY by 3.00 pm (New York time) on **17 January 2002**. If BoNY does not receive an ADR Voting Instruction Card in respect of the ADRs of an SPP ADR Holder, or the SPP ADR Holder does not indicate their vote on the card, the SPP Ordinary Shares represented by those ADRs will not be voted at the SPP General Meeting.

Holders of SPP ADRs, subject to payment of BoNY's fees and expenses, can also request delivery of the SPP Ordinary Shares by surrendering the ADRs to BoNY's corporate trust office for cancellation. Based on instructions received from the SPP ADR Holder, BoNY will instruct its custodian bank in Australia to deliver the equivalent number of SPP Ordinary Shares to the account of, or re-register the Shares and arrange delivery directly to, the former owner of the ADRs. The former holder of SPP ADRs can then vote as any other Shareholder, in the manner described above.

Further information relating to these voting procedures and the resolutions to be proposed at the SPP General Meeting are contained in sections 4, 5 and 6 of this Explanatory Memorandum and in the Notice of General Meeting included with this document.

Only CPM is entitled to vote at the CPM Meeting. The CPM Meeting is a meeting of CPM in its capacity as a Shareholder of SPP. Shareholders of CPM are not entitled to vote at the CPM Meeting. Further information in relation to the voting procedures for the CPM Meeting and the resolution to be proposed at the CPM Meeting are contained in section 6 of this Explanatory Memorandum and in the Notice of CPM Meeting which accompanies the copy of this Explanatory Memorandum sent to CPM.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum and the attachments to it are important documents. They should be read carefully before you make a decision about how you will vote on the resolutions at the SPP General Meeting and, in the case of CPM, at the CPM Meeting.

If you are not able to attend the SPP General Meeting, please complete the enclosed form of proxy in relation to that Meeting and return it to the SPP Registered Office by 9.00 am on 22 January 2002.

Only CPM, in its capacity as a Shareholder of SPP, is entitled to vote at the CPM Meeting and only CPM will receive with this Explanatory Memorandum the Notice of Meeting of CPM. Shareholders of CPM are not entitled to vote at the CPM Meeting.

1. OVERVIEW OF THE PROPOSAL

1.1 General

The following explanatory material is provided to Shareholders in relation to the accompanying Notice of General Meeting (and, in the case of CPM, the Notice of Meeting of CPM, which has been sent only to CPM).

The paramount objective of the Proposal is to combine SPP and CPM so there is one publicly listed company, SPP, which will be the holding company of CPM. Whilst SPP and CPM will technically remain separate legal entities after the Proposal is complete, at least 80% of the Voting Shares in CPM will be owned by SPP, and SPP expects to wholly own CPM at the end of the Deferral Period. CPM will apply to be delisted and, if that application is granted, CPM's shares will cease to be traded either on the ASX or on the NASDAQ in the form of ADRs.

Other key features of the Proposal include:

- removal of the 30.7% Shareholding of CPM in SPP by means of a selective Capital Reduction of those Shares;
- the option for holders of CPM Securities to Defer participation in a Scheme for up to 10 years if they hold CPM Ordinary Shares, CPM Contributing Shares or CPM Equity Participation Shares (only available for a maximum of 20% of all these shares in aggregate);
- the amendment of SPP's Constitution so that for 2 years from the Implementation Date the maximum Shareholding of any person, and his or her associates, is limited to 20%; and
- the operations of SPP and CPM will be reported on a consolidated basis in the financial statements of SPP.

The Proposal is designed to position SPP and CPM for growth by improving access to Australian and international capital markets. The Proposal will also result in a simplified structure whilst retaining a primary listing of SPP's Shares on the ASX and a secondary quotation of ADRs on NASDAQ. The single listing of SPP should lead to better liquidity of SPP's Shares.

1.2 Background to the Capital Reduction

The proposed Capital Reduction, which involves the cancellation of all Shares in SPP held by CPM, is an integral part of the Proposal for the restructuring of the SPP Group. SPP currently holds 34.5% of the issued shares in CPM and CPM holds 30.7% of the issued Shares in SPP. If the Ordinary Scheme becomes Effective, the consequent transfers of CPM Ordinary Shares to SPP will result in SPP holding at least 80% of the Voting Shares in CPM and CPM becoming a controlled entity under the Corporations Act.

Under these circumstances, the Corporations Act requires that CPM cease to hold any Shares in SPP within 12 months of becoming a controlled entity. The Capital Reduction in SPP to cancel all Shares in SPP held by CPM is proposed as a means of achieving this.

Approval of the Capital Reduction requires two special resolutions. The first resolution will be put to Shareholders at the SPP General Meeting to be held on 24 January 2002 and CPM and its associates may not vote in favour of the resolution at that meeting. The second resolution will be put to CPM at the CPM Meeting (which CPM alone will attend in its capacity as Shareholder of SPP). In order for the Capital Reduction to proceed, it must be approved by special resolution at both Meetings.

Section 6 contains further information about the Capital Reduction.

2. SUMMARY OF RESOLUTIONS IN NOTICES OF MEETING

2.1 Notice of General Meeting of SPP

The Notice of General Meeting contains the following resolutions:

(a) A resolution to approve SPP taking all actions to fulfil its obligations under the Implementation Deed and Deed Poll. These documents set out the actions that SPP is required to take in order to effect the Schemes. The Ordinary Scheme becoming Effective is a condition precedent to each of the other Schemes. However, this resolution also provides for a situation in which the conditions precedent are met in relation to some but not all of the Contributory Scheme, the Equity Participation Scheme and the Convertible Note Scheme. Under those circumstances, only the Schemes for which all conditions precedent have been met will proceed. Section 4 contains details of this resolution;

(b) A resolution to amend the SPP Constitution. One of the purposes of the amendments is to limit to 20% the Shareholding of any person and their associates for 2 years. Section 5 contains details of this resolution; and

(c) A resolution to approve the cancellation of all of the Shares held by CPM in SPP. The capital reduction is a means of removing the cross shareholding between SPP and CPM. Section 6 contains details of this resolution.

Each of the resolutions is subject to the Ordinary Scheme becoming Effective. If the Ordinary Scheme does not become Effective, the restructuring of the SPP Group will not proceed.

2.2 Notice of Meeting of CPM

The single resolution in the Notice of Meeting of CPM is a resolution for approval by CPM, in its capacity as a Shareholder of SPP, of the cancellation by Capital Reduction of the Shares that CPM holds in SPP. The Corporations Act requires that the Capital Reduction be approved at a separate meeting of the shareholders whose shares are to be cancelled (that is, CPM).

Only CPM will receive the Notice of Meeting of CPM and only CPM (through a proxy or a corporate representative) is entitled to attend and vote at the CPM Meeting.

3. KEY ASPECTS OF THE PROPOSAL

3.1 The Schemes

(a) Overview

The Schemes in relation to CPM Securities will be implemented by a separate Scheme of Arrangement under the Corporations Act for each of the four relevant classes of CPM Securities. The Schemes will seek the approval of the Scheme Participants at the Scheme Meetings and the approval of the Court. If the Schemes are approved and a CPM shareholder has not elected to Defer, each of the existing CPM Securities of that CPM shareholder (excluding Convertible Notes) will be exchanged for 2.664 SPP Securities of an equivalent class (see the definition of **Replacement Securities** in the Glossary in section 7).

If the Ordinary Scheme is not approved by Ordinary Scheme Members then the Contributing Scheme, Equity Participation Scheme and Convertible Note Scheme will not proceed (even if approved at their Scheme Meetings). However, if relevant Scheme Participants do not approve the Contributing Scheme, Equity Participation Scheme or Convertible Note Scheme then the Ordinary Scheme, if approved by Ordinary Scheme Members and the Court and the conditions precedent to it are satisfied, will still proceed. If the Ordinary Scheme proceeds, CPM will apply to both the ASX to be delisted and to NASDAQ for its ADRs to be removed from quotation. These applications, if successful, will result in the securities of CPM no longer being tradeable on any stock market.

SPP will maintain its primary listing on the ASX and SPP Ordinary Shares and the existing class of SPP Contributing Shares (but not the Replacement Contributing Shares, see paragraph (c) below) will remain quoted on the ASX. SPP will apply for quotation on the ASX of its Replacement Ordinary Shares.

Pursuant to the Foreign Acquisitions and Takeovers Act, application has been made to the Treasurer of Australia by SPP for approval of the acquisition by SPP of all of the issued shares in CPM. Grant of that approval is a condition precedent to the Ordinary Scheme.

SPP has entered into two documents which set out its obligations in relation to the Schemes. The first is an Implementation Deed, to which CPM is also a party, and which sets out the actions that each company is required to take in order to implement the Schemes. The second is a Deed Poll in which SPP covenants in favour of the Scheme Participants to perform its obligations under the Schemes.

The obligations of SPP under the Implementation Deed and the Deed Poll are set out in section 4 of this Explanatory Memorandum. This section 3 provides an overview of the operation of the Schemes.

Each of the Contributing Scheme, the Equity Participation Scheme and the Convertible Note Scheme is subject to the conditions precedent that the Ordinary Scheme becomes Effective and the Implementation Deed has not been terminated. The Ordinary Scheme is subject to a number of conditions precedent, which are set out in full in Appendix 1.

Although SPP holds Ordinary Shares, Contributing Shares and Equity Participation Shares in CPM, it is not a Scheme Participant. It will not be receiving Replacement Securities and it will have a role in implementing the Schemes. SPP is a separate class of holder of CPM Securities since the Schemes will affect it differently to the Scheme Participants. As a result, SPP will not vote at the Scheme Meetings for Ordinary Shares, Contributing Shares and Equity Participation Shares. Instead, it will attend a separate meeting at which it will vote on resolutions to approve the Schemes for the CPM Securities which it holds. As clause 2.2 of the Implementation Deed requires SPP to do all things necessary to implement each Scheme, SPP will vote in favour of the Schemes at that meeting.

Copies of the Information Memorandum, which includes the Scheme documents, are available from SPP on request.

(b) CPM Ordinary Shares

Each holder of Ordinary Shares in CPM will exchange the Ordinary Shares which they currently own for equivalent Replacement Ordinary Shares in SPP in the ratio of one Ordinary Share to 2.664 Replacement Ordinary Shares (see the definition of **Replacement Ordinary Shares** in the Glossary in section 7), subject to the election of the CPM shareholder to Defer.

(c) CPM Contributing Shares

Each holder of Contributing Shares will exchange their Contributing Shares for equivalent Replacement Contributing Shares in SPP with equivalent rights in the ratio of one Contributing Share to 2.664 Replacement Contributing Shares (see the definition of **Replacement Contributing Shares** in the Glossary in section 7), subject to the election of the CPM shareholder to Defer.

The uncalled capital of A$0.25 per Contributing Share will

convert to an uncalled amount of A$0.0938 (A$0.25 divided by 2.664 (being the Exchange Ratio)) per Replacement Contributing Share.

The Replacement Contributing Shares in SPP issued in exchange for Contributing Shares will not be quoted on the ASX as the Listing Rules only allow a no liability company to quote one class of partly paid shares and the SPP Contributing Shares, which constitute a separate class of partly paid Shares, are currently quoted. Holders of Replacement Contributing Shares are, however, able to pay up the uncalled amounts to SPP so that those shares become fully paid SPP Ordinary Shares and can therefore be quoted on ASX.

(d) Equity Participation Shares

Each holder of Equity Participation Shares will exchange their securities for Replacement Equity Participation Shares in SPP with equivalent rights in the ratio of one CPM Equity Participation Share to 2.664 Replacement Equity Participation Shares (see the definition of **Replacement Equity Participation Shares** in the Glossary in section 7), subject to the election of the CPM shareholder to Defer.

The amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing Equity Participation Share by 2.664 (being the Exchange Ratio). The amount of paid up capital per Replacement Equity Participation Share will be calculated by dividing the existing paid up capital of each existing Equity Participation Share by 2.664.

Each Replacement Equity Participation Share will have the same rights and vesting conditions as each of the existing Equity Participation Shares.

(e) Convertible Notes

Each holder of CPM Convertible Notes will maintain those Convertible Notes. Pursuant to the Convertible Note Scheme, the Convertible Note Terms will be amended so that the Convertible Notes are convertible into SPP Ordinary Shares, rather than CPM Ordinary Shares, at the ratio of 2.664 SPP Ordinary Shares for each CPM share that would have been issued upon conversion. The Price Benchmark at which the SPP Ordinary Shares must trade over 10 days to trigger a right for CPM to redeem the Amended Convertible Notes will be adjusted to A$3.68 per SPP Ordinary Share (being A$9.80 (the current Price Benchmark) divided by 2.664) (see the definition of **Amended Convertible Notes** in the Glossary in section 7).

Convertible Note Scheme Members are not able to Defer from their Scheme.

Even if the Convertible Note Scheme is not approved CPM will apply to be delisted, but will continue to meet its obligations under the Convertible Note Terms.

Copies of the Amended Convertible Note Terms are available from SPP on request.

(f) CPM ADRs

(i) Background

BoNY currently has securities accounts with several banks in Australia where SPP Ordinary Shares and Ordinary Shares in CPM are held in custody. These shares are represented by the ADRs delivered by BoNY (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) to holders of ADRs. The ADRs are currently delivered on an unsponsored basis by BoNY.

(ii) ADRs under the Schemes

Holders of CPM ADRs will exchange their CPM ADRs for Replacement SPP ADRs. Each CPM ADR presently represents 2 CPM Ordinary Shares, and each SPP ADR presently represents 2 SPP Ordinary Shares. In conjunction with the Ordinary Scheme the number of SPP Ordinary Shares represented by each Replacement SPP ADR will be increased to 40. Therefore, holders of CPM ADRs will exchange their CPM ADRs for Replacement SPP ADRs in the ratio of one CPM ADR to 0.1332 Replacement SPP ADRs. Each CPM ADR Holder will maintain the same proportional interest relative to other CPM shareholders after the Schemes are Implemented.

The Replacement SPP ADRs issued in exchange for the CPM ADRs will be issued under a new sponsored ADR facility that SPP will establish with BoNY simultaneously with the Ordinary Scheme being Implemented. In addition, BoNY will exchange outstanding SPP ADRs for Replacement SPP ADRs issued under the sponsored SPP ADR facility. The existing unsponsored SPP and CPM ADR facilities will be terminated.

(g) Registered CPM shareholders and CPM ADR holders resident outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France

Scheme Participants whose addresses are recorded in the CPM Register as outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France will not be able to exchange their CPM Securities for Replacement Securities under the Schemes unless, before the Implementation Date (and without being obliged to conduct any investigations into the matter), CPM is satisfied that they can lawfully be issued Replacement Securities pursuant to the applicable Scheme. These shareholders are referred to in this Explanatory Memorandum as Prescribed Foreign Shareholders.

If, following the operation of the previous paragraph, it is determined that a Scheme Participant will not be able to exchange their CPM shares for Replacement Securities under the Schemes, the Replacement Securities which they would otherwise have received will be sold on their behalf by a nominee on a securities exchange within a reasonable period after the Implementation Date, having regard to the desire for such sales not to negatively affect SPP's share price (which would diminish returns to these shareholders).

For a Prescribed Foreign Shareholder of Contributing Shares a nominee may, if there will be positive net proceeds, pay up the unpaid amount on the SPP Contributing Shares and sell the resulting fully paid SPP Ordinary Shares. After sale, the nominee will remit to such holders the proceeds of sale after deducting costs.

As holders of CPM Convertible Notes will not receive any consideration pursuant to the Convertible Note Scheme (since the terms of the CPM Convertible Notes are being amended), no such sale process is applicable. Any conversion of the Convertible Notes into SPP Ordinary Shares by the holders of CPM Convertible Notes will continue to be subject to the securities law of the countries where they are registered or are otherwise applicable to them.

Holders of CPM ADRs whose address is shown on the CPM ADR register of the Depositary as outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France will not be able to exchange their CPM ADRs for Replacement SPP ADRs under the Ordinary Scheme unless, before the Implementation Date (and without being obliged to conduct any investigations into the matter), SPP is satisfied that they can lawfully be issued Replacement SPP ADRs pursuant to the Ordinary Scheme.

If, following the operation of the previous paragraph, it is determined that a CPM ADR Holder will not be able to exchange their CPM ADRs for Replacement SPP ADRs under the Ordinary Scheme, the nominee, in coordination with BoNY, will sell the Replacement Securities issued in respect of the Ordinary Shares underlying those CPM ADRs on a securities exchange, on their behalf. Such sale will occur within a reasonable period after the Implementation Date having regard to the desire for such sales not to negatively affect SPP's share price (which would diminish returns to these shareholders). After the sale, the proceeds, after deducting costs, will then be remitted to these CPM ADR Holders following the surrender of such CPM ADRs to the Depositary.

(h) Deferring Exchange of Securities

The Ordinary Scheme, Contributing Scheme and Equity Participation Scheme allow holders of Ordinary Shares, Contributing Shares and Equity Participation Shares to elect not to participate immediately in the relevant Scheme.

Deferred Security Holders will continue to hold their existing CPM Securities and will have the right, by Notice of Exchange effective at any time during the next 10 years, to exchange each Deferred Security for Replacement Securities at the Exchange Ratio (2.664). If there is a reconstruction of the capital of SPP or a bonus issue by SPP during the Deferral Period then there will be a variation of the Exchange Ratio in accordance with Appendix 2 of this Explanatory Memorandum.

Deferred Securities will be automatically exchanged for Replacement Securities at the Exchange Ratio, which will be issued to the Deferred Security Holder, if any of the following occur (a **Deferred Security Exchange Event**):

- A Deferred Security Holder delivers during the Deferral Period to the CPM Registered Office or the company secretary of either CPM or SPP a Notice of Exchange;
- the 10th anniversary of the Implementation Date;
- the Deferred Security Holder attempts to transfer the Deferred Shares;
- a person becomes entitled to compulsorily acquire all of the SPP Ordinary Shares pursuant to chapter 6A of the Corporations Act;
- a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the SPP Ordinary Shares pursuant to section 411(10) of the Corporations Act; or
- less than 10% of the original number of Deferred Securities have not been exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Holders will remain shareholders in CPM and will continue to have a vote in CPM. As SPP will, after the Schemes, own at least 80% of CPM's Voting Shares then SPP will be able to carry resolutions on most matters (other than resolutions such as varying the rights attached to Deferred Securities). Deferred Security Holders will no longer have a vote in a listed entity.

The Deferral is subject to scale back by CPM directors to ensure that as a result of the Schemes and the Deferral, SPP will own not less than 80% of the Voting Shares in CPM on the Effective Date of the Ordinary Scheme. This is a condition precedent to each of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme and will allow shareholders who participate immediately in the Schemes to take advantage of capital gains tax rollover relief.

The right to Defer from a Scheme is not available to holders of CPM ADRs. A CPM ADR holder who wishes to Defer must first convert their CPM ADRs to CPM Ordinary Shares to become entitled to Defer.

(i) Fractional entitlements

Any fractional entitlement to Replacement Securities based on the Exchange Ratio will be rounded up or down to the nearest whole number for each Scheme Participant's total entitlement.

No fractions of Replacement SPP ADRs will be issued. Holders of CPM ADRs will receive the proceeds, if any, after deducting costs from the sale of any fractional Replacement SPP ADRs to which they would otherwise be entitled.

BoNY will use reasonable efforts to sell any fractional entitlements and pay the proceeds, if any, after deducting costs to the ADR holders entitled to them.

(j) Trading of SPP Shares and ADRs

Holders of CPM Ordinary Shares will, after they exchange those

shares for Replacement Ordinary Shares, be able to trade their Replacement Ordinary Shares in SPP on the ASX, unless they elect to Defer from their Scheme with immediate effect.

SPP will maintain its current quotation of ADRs on the NASDAQ. Current holders of CPM ADRs will exchange those ADRs for Replacement SPP ADRs delivered by BoNY as Depositary.

When all Scheme Participant and Court approvals are received for the Ordinary Scheme and the Ordinary Scheme is Implemented, Replacement Ordinary Shares issued to holders of Ordinary Shares in CPM and Replacement SPP ADRs issued to holders of CPM ADRs should, shortly thereafter, commence trading on the ASX and NASDAQ respectively (having traded on a deferred settlement basis beforehand). The Replacement Contributing Shares will not be quoted on ASX, as the Listing Rules permit a no liability company to have only one class of quoted partly paid shares, but holders of Replacement Contributing Shares are able to pay the uncalled amounts to SPP so that those contributing shares become fully paid SPP Ordinary Shares and can therefore be quoted on ASX.

3.2 Amendments to the SPP Constitution

One of the effects of the Proposal, and in particular the Capital Reduction, will be to eliminate the cross-shareholding between SPP and CPM and therefore remove a deterrent to any future takeover bid for SPP.

As the Directors believe that following the Proposal SPP may be vulnerable to an inappropriately priced takeover offer, it is proposed that as a transitional arrangement a change be made to SPP's Constitution to limit for 2 years from the Implementation Date the maximum Shareholding of any person, and his or her associates, to 20%.

In addition, it is also proposed that amendments be made to SPP's Constitution regarding SPP Equity Participation Shares. The Constitutions of both CPM and SPP allow the issue of equity participation shares, which are partly paid shares issued to directors, employees and consultants of those companies. The shares become SPP Ordinary Shares when a person to whom they are issued has completed 3 years of continuous service with the SPP Group and they have been fully paid. The proposed amendments will adjust the maximum number of Equity Participation Shares that can be issued at any time and amend the conditions associated with the Equity Participation Shares.

A summary of the proposed amendments to the SPP Constitution is in the notes to Resolution 2 of the Notice of General Meeting (see section 5 of this Explanatory Memorandum). The proposed amendments are set out in full in Appendix 3 to this document.

3.3 Options

(a) Sunoco Options

CPM has issued 4,629,000 options to subscribe for CPM Ordinary Shares to Sunoco Inc pursuant to a subscription agreement dated 6 April 2001. SPP and CPM have offered to enter into a deed with Sunoco, conditional upon the Ordinary Scheme becoming Effective, to cancel these options in exchange for the issue of options to acquire 12,331,656 (4,629,000 x 2.664) SPP Ordinary Shares. The operation of this deed is conditional upon the Ordinary Scheme becoming Effective.

(b) Guarantee Facility Options

Subject to shareholder approval at a general meetings of CPM and SPP to be held on 21 December 2001, CPM may issue, each for an option price, CPM Guarantee Facility Options which have rights of exercise over up to 3,775,500 CPM Ordinary Shares and SPP may issue SPP Guarantee Facility Options, each for an option price, as to 10,050,000 SPP Ordinary Shares (assuming an exchange rate of A$1.00 per US$0.50) to Mr John Val Browning, a director of SPP and CPM, for a US$7.5 million guarantee facility provided by Mr Browning. SPP and CPM have offered to enter into a deed with Mr John Val Browning whereby the parties agree to cancel the CPM Guarantee Facility Options in exchange for the issue by SPP of SPP Replacement Options, each for an option price, to acquire up to 10,057,932 (3,775,500 x 2.664) SPP Ordinary Shares in lieu of the CPM Guarantee Facility Options. The operation of that deed will be conditional upon the Ordinary Scheme becoming Effective.

3.4 Cross Shareholding

At present, each of SPP and CPM has a significant shareholding in the other: CPM owns approximately 30.7% of the issued capital of SPP and SPP owns approximately 34.5% of the issued capital of CPM.

If the Ordinary Scheme is approved by CPM shareholders and is Implemented, SPP will own at least 80% of CPM's Voting Shares. Accordingly, and in compliance with section 259D of the Corporations Act, CPM must cease to hold the shares in SPP or SPP must cease to control CPM. CPM will cease to hold the Shares in SPP by cancellation of those Shares by means of a selective Capital Reduction, if approved by Shareholders of SPP at the Meetings. Approval of the Capital Reduction is a condition precedent to the Ordinary Scheme.

The cancellation of CPM's shareholding in SPP will result in:

- an increase to the proportional interest in the issued capital of SPP of the ongoing Shareholders of SPP (and Deferred Security Holders when they receive the Replacement Securities);
- given the Exchange Ratio, no change to the proportional interest of either SPP or CPM's shareholders in the underlying joint venture assets of each of SPP or CPM; and
- a decrease in CPM's assets to the extent of its Shareholding in SPP.

Section 6 of this Explanatory Memorandum contains further details of the Capital Reduction, the reasons for it and its advantages and disadvantages.

3.5 Other Implications for SPP and CPM

There will be no change to the underlying joint venture assets and liabilities of the SPP Group. The SPP Shares now held by CPM will be cancelled in the Capital Reduction.

As SPP and CPM have an equal interest in all significant assets, and as the Exchange Ratio has been calculated on the basis of assets per share, the shareholders of both companies will maintain the same relative interest in the underlying joint venture assets of SPP and CPM after the Proposal as they currently hold.

SPP and CPM will be bound by the Implementation Deed, and SPP will also be bound by the Deed Poll, to operate in accordance with the following corporate goverance principles while there are Deferred Security Holders in CPM:

- CPM will be managed having regard, to the maximum extent permitted by law, to the best interests of the SPP Group without any further regard to any separate or contingent interest of the minority shareholders of CPM;
- the directors of both companies will be identical;
- Deferred Security Holders will receive notice of all general meetings, and all other communications, sent to Shareholders of SPP;
- the shareholders of SPP and CPM will receive equivalent economic returns on a per share basis (having regard to the Exchange Ratio under the Schemes) for dividends and distributions;
- for any pro-rata offer made by SPP to its Shareholders, the offer will be extended to Deferred Security Holders if they would have been entitled to receive such an offer had they already elected to exchange their securities in CPM for Relacement Securities; and
- the shareholders of each company will continue to be entitled to receive dividends from the company in which they presently hold shares.

There will be no change to the identity of the SPP board or senior management, nor will there be any material change to the number of employees of SPP or CPM or their terms and conditions of employment.

SPP will continue to undertake the same business and the same strategy as before the implementation of the Proposal.

SPP and CPM will retain their principal places of business in Brisbane and their registered offices in Canberra.

3.6 In summary, what are the changes to SPP's equity capital if the Proposal is implemented?

The following table summarises, in basic terms, some of the principal changes which will result from implementing the Proposal, including the Capital Reduction.

Issue	Pre-Proposal SPP[1]	Pre-Proposal CPM[1]	Replacement SPP[2]	Post-Proposal SPP[2]
Ordinary Shares				
Number of shares on issue	321,010,810	116,850,732	193,843,861	407,342,981
ADR sponsorship	No	No	Yes	Yes
Shares per ADR	2	2	40	40
Contributing Shares				
Number of shares on issue	2,595,247	849,629	2,218,124	4,780,871
Quotation	Yes	Yes	No	Existing Yes
Amount unpaid	40.0c	25.0c	9.384c	Various
Equity Participation Shares				
Number of shares on issue	27,976,151	10,596,452	27,920,590	55,584,241
Convertible Notes				
Number of notes on issue	4,550,000	1,920,000	Same[3]	
Face Value	$3.30	$7.80	$7.80	
Option Exercise Price	$3.30	$7.80	$2.93	
Price Benchmark	$4.15	$9.80	$3.68	
Conversion	4,550,000 SPP shares	1,920,000 CPM shares	5,114,880 SPP shares	9,664,880 SPP shares

[1] All quantities of shares include existing cross shareholdings

[2] Assuming the cancellation of CPM's shareholding in SPP and 100% exchange, ie, no Deferral by CPM holders.

[3] CPM Convertible Notes will continue to exist. Subject to the proposed amendments to their terms pursuant to the Convertible Note Scheme, they will be convertible, at the holder's option, into 2.664 SPP Ordinary Shares. Face values and Price Benchmarks have been similarly adjusted.

There will be no changes in the following:

- SPP's voting rights;
- SPP's listing on ASX;
- dividend policies; and
- policies or statutory obligations regarding disclosure and reporting.

3.7 Regulatory relief and approvals

(a) The ASX has granted an approval under or a waiver of the following Listing Rules in relation to the Proposal:

(i) Listing Rule 6.23 so that it does not apply where the CPM options held by Sunoco and the CPM Guarantee Facility Options held by Mr Browning are cancelled and replacement options are issued to Sunoco and SPP Replacement Options are issued to Mr Browning pursuant to the proposed deeds between CPM, SPP and each of Sunoco and Mr Browning referred to in section 3.3;

(ii) Listing Rule 7.1 to confirm that the proposed issue of both the SPP Replacement Options and the replacement Sunoco options (relating to the waiver of Listing Rule 6.23) will not be counted as equity securities issued (or agreed to be issued) by SPP under this Listing Rule;

(iii) Listing Rule 10.11 to enable Mr Browning, a director of SPP who is also a director of CPM, to participate in the proposed cancellation of the CPM Guarantee Facility Options and the issue to him of the SPP Replacement Options without the requirement to obtain shareholder approval;

(iv) Listing Rule 10.14 to enable the directors and other related parties of SPP who are also directors of CPM to participate in the exchange of CPM Securities for Replacement Securities without the requirement to obtain shareholder approval;

(v) Listing Rules 6.10.5 and 6.12.3 to allow amendments to SPP's Constitution to limit the maximum Shareholding of any person to 20% for two years; and

(vi) Listing Rule 6.9 so that Replacement Contributing Shares have one share per vote in SPP (as the Contributing Shares currently enjoy in CPM).

(b) An application has been made for the Treasurer of Australia to approve the acquisition by SPP of all the issued shares in CPM, pursuant to the Foreign Acquisitions and Takeovers Act 1975.

Copies of documentation granting the above regulatory relief can be obtained from SPP on request.

3.8 What do I have to do?

You should read carefully this Explanatory Memorandum and the enclosed Notice of General Meeting. CPM will also receive a Notice of Meeting of CPM for the CPM Meeting, which only it may attend. Shareholders of CPM may not attend the CPM Meeting.

The resolutions in the Notices of Meeting are explained in detail in sections 4 to 6 of this Explanatory Memorandum.

You should exercise your right to vote at the SPP General Meeting and also, in the case of CPM, at the CPM Meeting in its capacity as a Shareholder of SPP. The full benefits of the Proposal are available only if all resolutions are passed at the two Meetings. If either the Ordinary Scheme Participants or the Court do not approve the Ordinary Scheme, the amalgamation of CPM and SPP will not proceed and the resolutions passed at each of the SPP General Meeting and the CPM Meeting will not take effect.

The Board believes the Proposal is in the best interests of all SPP Shareholders and recommends that you vote in favour of the resolutions at the SPP General Meeting, as they intend to do for their own Shares in SPP. However, the Board members are not permitted to vote in favour of resolution 3 of the Notice of General Meeting, which is the resolution to approve the Capital Reduction. That is because each Board member is a director of CPM, and therefore an associate of CPM under the Corporations Act. Section 256C(2)(a) of the Corporations Act states that neither CPM (as the Shareholder of SPP whose Shares are being cancelled) nor its associates may vote in favour of the resolution to approve the Capital Reduction.

3.9 What if I still have questions or want more information?

You can phone **1800 65 65 06** on weekdays between **8.00am** and **6.00pm** (Brisbane time).

RESOLUTIONS

4. RESOLUTION 1 OF THE NOTICE OF GENERAL MEETING: ORDINARY RESOLUTION TO FULFIL OBLIGATIONS UNDER THE IMPLEMENTATION DEED AND DEED POLL

SPP has entered into two documents which set out its obligations in relation to the Schemes (an overview of the Schemes is set out in section 3.1). The first is an Implementation Deed, which SPP has executed with CPM, and which sets out the actions that each company is required to take in order to implement the Schemes. The second is a Deed Poll in which SPP covenants in favour of the Scheme Participants to perform its obligations under the Schemes.

The issues of shares and options that SPP is required to make under the Implementation Deed and Deed Poll do not require the approval of Shareholders of SPP under the Listing Rules, since they will be issued pursuant to the Schemes. However, it is a requirement of NASDAQ that SPP Shareholders approve the issue of Replacement Ordinary Shares that are delivered as Replacement SPP ADRs by BoNY.

Copies of the Deed Poll and Implementation Deed are available from SPP on request.

The following is a summary of the obligations of SPP under the Implementation Deed and the Deed Poll:

(a) On or as soon as practicable after the Implementation Date of the relevant Scheme, SPP must allot to each Scheme Participant in each of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme who does not Defer 2.664 Replacement Securities for each CPM Share held

by the Scheme Participant at the Scheme Record Date. In the case of the Ordinary Scheme and the Contributing Scheme, if the Scheme Participant is a Prescribed Foreign Shareholder or Prescribed Foreign ADR Holder, the Replacement Securities to which that Scheme Participant is entitled will be issued to a nominee.

(b) With regard to Scheme Participants who Defer participation in a Scheme, SPP must, as soon as practicable after the occurrence of a Deferred Security Exchange Event, allot to the Scheme Participant the number of Replacement Securities that is calculated by multiplying the Deferred Shares of that Scheme Participant by the Exchange Ratio. The Exchange Ratio may vary over time, as set out in Appendix 2.

(c) With regard to holders of CPM ADRs, SPP must procure the Depositary to:

(i) deliver to each holder of CPM ADRs as at the Implementation Date of the Ordinary Scheme, other than Prescribed Foreign ADR Holders, 0.1332 Replacement SPP ADRs in exchange for every one CPM ADR of that holder upon surrender of their CPM ADRs to the Depositary;

(ii) use reasonable efforts to sell any interests in Replacement SPP ADRs which would otherwise be acquired by a holder of CPM ADRs pursuant to the exchange of ADRs referred to in paragraph (i) above, and which would require the Depositary to deliver fractional SPP ADRs (having aggregated all the Replacement SPP ADRs to be issued to any CPM ADR Holder before determining the ultimate fractional entitlement of each CPM ADR Holder) and to distribute the proceeds, less costs, if any, in US dollars to the relevant holder of CPM ADRs upon surrender of CPM ADRs to the Depositary; and

(iii) account to each Prescribed Foreign ADR Holder for their portion of the proceeds less costs, if any, received from a nominee from the sale of the Replacement SPP ADRs referred to in paragraph (ii) above.

(d) SPP must procure a nominee to sell in the ordinary course of trading on the ASX the Replacement Ordinary Shares issued to a nominee under paragraph (a) above and:

(i) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign Shareholders, account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(ii) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign ADR Holders (being that number of Replacement Securities underlying SPP ADRs which would otherwise be issued to Prescribed Foreign ADR Holders on implementation of the Ordinary Scheme) account to the Depositary for the proceeds, less costs, if any, from the sale of those Replacement Ordinary Shares received from a nominee.

(e) SPP must execute and return to CPM:

(i) share transfer forms which are provided by CPM on the Implementation Date in order to transfer to SPP all of the CPM Securities (excluding Convertible Notes) held by Scheme Participants, except Deferred Shares, and make the necessary entries in the SPP Register; and

(ii) share transfer forms which are provided to SPP by CPM to transfer Deferred Shares to SPP, and make the necessary entries in the SPP Register.

(f) With regard to the Convertible Note Scheme, SPP is required to comply with any valid request made by CPM to take any action as provided under the Amended Convertible Note Terms. This includes issuing SPP Ordinary Shares to holders of CPM Convertible Notes if they apply to convert their CPM Convertible Notes on the Amended Convertible Note Terms after the Scheme Record Date and issuing options over SPP Ordinary Shares to holders of CPM Convertible Notes in the circumstances set out in the Amended Convertible Note Terms after the Scheme Record Date.

(g) SPP must do all such things and execute all documents as may be necessary, incidental or expedient to implement the Schemes. This includes ensuring that each of the conditions precedent to the Schemes is satisfied. In addition to the matters set out above, the conditions precedent for which SPP is wholly or partly responsible require SPP to do the following:

(i) Apply for official quotation by the ASX of the Replacement Securities (apart from the Replacement Contributing Shares) following the allotment of the Replacement Securities;

(ii) Apply for quotation on the NASDAQ of SPP ADRs representing SPP Replacement Shares or, if quotation on the NASDAQ is not granted, on any other stock exchange registered with the SEC as a national securities exchange under the Securities Act 1934;

(iii) Convene meetings of Shareholders, in accordance with the Corporations Act, for the purpose of approving the Capital Reduction;

(iv) Convene a meeting of Shareholders to approve amendments to SPP's Constitution in the terms of Appendix 3 to this Explanatory Memorandum;

(v) Apply to the Treasurer of Australia for approval to the acquisition by SPP of all of the issued shares in CPM pursuant to the Foreign Acquisitions and Takeovers Act 1975; and

(vi) Procure that a nominee executes a deed under which it agrees to sell Replacement Securities issued to it in accordance with the Schemes.

(h) While there are Deferred Security Holders in CPM, SPP must abide by the corporate governance principles set out in section 3.5 of this Explanatory Memorandum.

5. RESOLUTION 2 OF THE NOTICE OF GENERAL MEETING: SPECIAL RESOLUTION TO APPROVE AMENDMENT OF SPP'S CONSTITUTION

Amendment to include Shareholding Limit

One of the effects of the Proposal, and in particular the Capital Reduction, will be to eliminate the cross-shareholding between SPP and CPM and therefore make SPP a more attractive target for a takeover bid.

As a result, it is proposed in resolution 2 of the Notice of General Meeting that the following amendments be made to SPP's Constitution in order to prevent inappropriately priced takeovers occurring for 2 years following the Implementation Date of the Ordinary Scheme:

- limiting for 2 years the maximum Shareholding of any person and his or her associates to 20%;
- any Shares held beyond this Shareholding Limit will have their voting, dividend and distribution rights suspended;
- power in SPP to recover from a member any distribution (including any distribution on the winding up of the Company) to which that member was not entitled;
- a mechanism for the Directors to compulsorily dispose of any Shares held above the Shareholding Limit;
- power in SPP to recoup from the proceeds of a compulsory disposition all costs and expenses incidental to the sale of such Shares; and
- after this 2 year period these special provisions would automatically lapse and cease to form part of SPP's Constitution.

The ASX granted by letter dated 27 November 2001 approval of these constitutional restrictions.

Amendment regarding SPP Equity Participation Shares

Clause 5A of each of SPP's Constitution and CPM's Constitution provide for the issue of Equity Participation Shares to their respective directors, employees and consultants. Equity Participation Shares are a form of partly paid ordinary share, but are subject to certain restrictions. Equity Participation Shares become ordinary shares when the director, employee or consultant has completed 3 years of continuous service with the SPP Group from the date of issue of the Equity Participation Shares and they have been fully paid. Clause 5A of SPP's Constitution restricts the maximum amount of Equity Participation Shares that may be issued to a total of 10%, and 6% in any 3 year rolling period, of the existing ordinary shares. It is proposed to amend clause 5A of SPP's Constitution so that:

- periods of continuous service applicable since the date of issue of the CPM Equity Participation Shares continue to count as periods of service upon the issue of the Replacement Equity Participation Shares;
- the cross-shareholding between CPM and SPP as at the Scheme Record Date continues to be calculated on an ongoing basis as part of the SPP Ordinary Shares on issue for the purpose of the 10% and 6% calculation; and
- the Deferred Securities be treated as if they had already been exchanged for Replacement Securities for the purpose of the 10% and 6% calculation;

The full text of the proposed amendments to SPP's Constitution is set out in Appendix 3 of this Explanatory Memorandum.

6. RESOLUTION 3 OF THE NOTICE OF GENERAL MEETING AND RESOLUTION IN THE NOTICE OF MEETING OF CPM: SPECIAL RESOLUTIONS TO APPROVE A CAPITAL REDUCTION

6.1 Purpose of this section

The purpose of this section 6 is to provide Shareholders of SPP with information that the Board believes to be material to Shareholders in determining whether to approve the Capital Reduction. This section explains the Capital Reduction, identifies the Board's reasons for proposing it to Shareholders and outlines the benefits of the Capital Reduction, as well its disadvantages.

Approval of the Capital Reduction requires two special resolutions, one to be approved at the SPP General Meeting to be held on 24 January 2002 and one to be approved at the CPM Meeting (which CPM will attend in its capacity as Shareholder of SPP) to be held on the same date. **In order for the Capital Reduction to proceed, it must be approved at both Meetings.** This section contains information about those special resolutions and who is, or is not, entitled to vote on each of them.

6.2 Ability to reduce share capital

Under section 256B of the Corporations Act, SPP is permitted to reduce its share capital by cancellation of shares if the reduction:

(a) is fair and reasonable to Shareholders of SPP as a whole;

(b) does not materially prejudice SPP's ability to pay its creditors; and

(c) is approved by Shareholders of SPP in accordance with section 256C of the Corporations Act.

The Corporations Act provides for two types of reductions of capital, an equal reduction and a selective reduction. The Capital Reduction proposed by SPP is deemed by the Corporations Act to be a selective reduction.

6.3 Approval of the Capital Reduction

The voting requirements in relation to the Capital Reduction under section 256C of the Corporations Act are:

(a) a special resolution being passed at a general meeting of SPP, with no votes being cast in favour of the resolution by any person who is to receive consideration as part of the reduction or whose liability to pay amounts unpaid on SPP

Shares is to be reduced, or by their associates; and

(b) as the Capital Reduction involves the cancellation of SPP Shares, approval by a special resolution passed at a meeting of the Shareholders whose SPP Shares are to be cancelled (that is, CPM).

A special resolution must be passed by at least 75% of the votes cast by members entitled to vote on the resolution.

CPM will receive consideration of A$1.00 for the cancellation of all of its SPP Shares pursuant to the Capital Reduction. As a result, in accordance with paragraph (a) of section 256C of the Corporations Act, CPM and its associates are not entitled to cast votes in favour of the Capital Reduction at the SPP General Meeting.

As set out in paragraph (b) of section 256C, in order for the Capital Reduction to proceed it must also be approved as a special resolution by CPM, since CPM holds the Shares in SPP that will be cancelled. That special resolution is the resolution in the Notice of Meeting of CPM. A special resolution in favour of the resolution to reduce capital must be approved at each of the SPP General Meeting and the CPM Meeting in order for the Capital Reduction to proceed.

6.4 Outline of the Capital Reduction

The proposed selective reduction involves cancellation of the following SPP Shares, which are beneficially owned by CPM and are all of the Shares in SPP held by CPM:

(a) 107,511,690 SPP Ordinary Shares;

(b) 312,500 SPP Contributing Shares; and

(c) 32,500 SPP Equity Participation Shares.

Implementation of the Capital Reduction is conditional upon ASIC being advised that the relevant resolutions have been passed. SPP may make the Capital Reduction at any time following 14 clear days after SPP lodges with ASIC a notice that each of resolution 3 in the Notice of General Meeting and the single resolution in the Notice of Meeting of CPM has been passed as a special resolution. It is expected that that notice will be lodged with ASIC on 25 January 2002. SPP will make the Capital Reduction on the Implementation Date of the Ordinary Scheme, which is expected to be 8 March 2002.

The Capital Reduction is subject to the Ordinary Scheme proceeding. If the Capital Reduction is approved by both Meetings but the Ordinary Scheme does not become Effective, the resolutions approving the Capital Reduction will have no effect.

6.5 Reason for the Capital Reduction

The proposed Capital Reduction is an integral part of the Proposal for the restructuring of the SPP Group that is outlined in section 3 of this Explanatory Memorandum. SPP currently holds 34.5% of the issued shares in CPM and CPM holds 30.7% of the issued Shares in SPP. If the Ordinary Scheme becomes Effective, the consequent transfers of CPM Ordinary Shares to SPP will result in SPP holding at least 80% of the Voting Shares in CPM and obtaining control of CPM under section 259E of the Corporations Act.

Under these circumstances, section 259D of the Corporations Act requires that either SPP cease to control CPM or the controlled entity, CPM, cease to hold any Shares in SPP within 12 months of becoming a controlled entity. The Capital Reduction in SPP to cancel all Shares in SPP that are held by CPM is proposed as a means of eliminating the Shareholding of CPM in SPP.

SPP Directors have considered a number of alternatives for removing the Shareholding of CPM in SPP following the Ordinary Scheme becoming Effective. After taking into account the advantages and disadvantages set out in this Explanatory Memorandum, the Directors propose the Capital Reduction.

6.6 Effect of the proposed Capital Reduction

The Capital Reduction will result in cancellation of all of the issued Shares held by CPM in SPP and CPM therefore ceasing to be a Shareholder of SPP.

The Directors believe that the Capital Reduction will be fair and reasonable to Shareholders as a whole and will not adversely affect any Shareholder or group of Shareholders of SPP. While CPM will receive a nominal payment of A$1.00 in return for all of its cancelled SPP Shares, the Capital Reduction is an integral part of the Proposal for the restructuring of the SPP Group and is supported by CPM. Furthermore, the Exchange Ratio for the Schemes has been calculated so that when the Proposal is complete, both SPP Shareholders and CPM shareholders will hold the same proportional interest in the assets of SPP and CPM as they do at present. Although Shareholders of SPP other than CPM will have their interest in SPP diluted as a result of the Schemes pursuant to the Proposal, their interests in the assets of the SPP Group will be unchanged.

As the consideration to be paid to CPM for the cancelled Shares is a nominal amount of A$1.00, SPP's ability to pay its creditors or meet its debts as and when they fall due will not be affected.

6.7 Benefits of the Capital Reduction and the Proposal

The Directors believe that implementation of the Proposal, of which the Capital Reduction is an significant part, has the following key advantages, which significantly outweigh the potential disadvantages.

(a) Benefits to SPP

(i) Creation of a simple structure

After the Proposal is complete, SPP will be the parent company of the SPP Group, with CPM as its at least 80% controlled subsidiary that is consolidated. This will help simplify the analysis by the market of the opportunities of their businesses.

(ii) One single listed entity, SPP

SPP will be the sole company listed on the ASX and quoted on NASDAQ. This single quotation should improve liquidity, as trading in two almost identical companies will be aggregated. It will also obviate questions as to the reasons behind two public twinned companies.

(iii) The opportunity to maximise the market capitalisation of the entities, especially for exchange indexation purposes.

As a result of the Schemes and the consequent delisting of CPM there will be a higher capitalisation of the listed entity, SPP. The higher market capitalisation will potentially attract prospective investors/shareholders.

As a result of the Schemes being approved and implemented, SPP should remain an ASX 300 company and may have greater opportunities to become an ASX 200 company. Attaining such a position on the ASX 200 index may allow SPP to access capital in a more efficient and effective manner.

(iv) Enhancing corporate governance

The Schemes and the Capital Reduction will together result in a single Board of directors overseeing the business of CPM and SPP, as one group.

(v) Orderly transition to a structure that does not have any takeover protection mechanisms

Elimination of CPM's shareholding in SPP by means of the Capital Reduction removes a deterrent for any future inappropriately priced takeover bid for SPP.

The Directors believe that after the restructuring of the SPP Group pursuant to the Proposal SPP's Shares will be vulnerable to an inappropriately priced offer. It is therefore a condition precedent to the Schemes that a change to SPP's Constitution be approved to limit for 2 years from the Implementation Date the maximum shareholding of any person, and his or her associates, to 20%. ASX has approved this constitutional change.

This proposed amendment to SPP's Constitution is discussed in greater detail in section 5 of this Explanatory Statement.

During the next two years additional funding is expected to be sought, including from potential industry partners, for Stuart Stage 2. Stuart Stage 2 is the second stage in the development of the Stuart oil shale deposit located near Gladstone on the coast of central Queensland, Australia. As of 16 November 2001, CPM and SPP's share price were A$1.52 and A$0.66 respectively. This is close to the lowest share prices posted since December 1995 when the proposed joint venture with Suncor Group to develop the Stuart deposit was announced, despite the substantial investment and technical progress of the initial phase of developing to commercial production the Stuart oil shale deposit, the Stuart Stage I project. The proposed constitutional change will provide greater control over any negotiations with such potential partners.

(vi) Providing a simpler structure to access capital markets

SPP is expected to provide a more attractive company for all investors due to:

- the more efficient single listed structure discussed above; and
- the continued NASDAQ quotation of SPP ADRs.

In addition, these two factors are expected to enable an easier registration in the US when and if such a step is undertaken, which is a pre-requisite for any public US capital raising.

(vii) Ensuring that SPP remains a prominent, Australian-listed public company as it continues to grow internationally

CPM and SPP's primary business is to develop its oil shale deposits located in Queensland, Australia and to bring to full commercial production the Alberta-Taciuk Processor (**ATP**) technology, which they have adapted for development of those deposits. CPM and SPP's headquarters and management are located in Australia and a significant proportion of their shareholders and noteholders are resident in Australia.

In considering the various options available for the purpose of restructuring the SPP Group, the directors of CPM and SPP considered the benefits and detriments of migrating CPM and SPP to another jurisdiction or establishing a primary listing on an exchange other than the ASX. However, those directors are satisfied that there are benefits in maintaining a primary listing on the ASX during the transition of SPP through the commercial pilot and proof of viability of the ATP technology and the international capital offering required to do so.

(b) Benefits to CPM

Although CPM will receive nominal consideration for the cancellation of its Shares in SPP, the Capital Reduction is only one aspect of the Proposal. The following results of the Proposal, each of which is set out in more detail in section 6.7(a) in relation to SPP, will also be of benefit to CPM:

- the SPP Group having a simpler corporate structure;
- there being a single listed entity, SPP;

- having the opportunity to maximise market capitalisation of the entities; and
- the enhancement of corporate governance.

(c) Benefits to Shareholders of SPP other than CPM

(i) More attractive securities for acquisition in the long term

Elimination of the cross-shareholding through the Capital Reduction will remove the current deterrent to a takeover bid in relation to SPP. As a result, when the cross-shareholding ceases to exist and, in two years' time, the 20% limit on Shareholding in the SPP Constitution has lapsed, SPP Shareholders will be more likely to attain a premium for their Shares in such a takeover.

(ii) Other benefits

As members of the Company, the other advantages to SPP described in section 6.7 will also benefit the Shareholders of SPP.

6.8 Disadvantages of the selective capital reduction

(a) Disadvantages for SPP

The Directors consider that the Capital Reduction will not result in any material disadvantage to SPP.

(b) Disadvantages for CPM

After the Capital Reduction is implemented, CPM will cease to have any rights as a Shareholder of SPP and will therefore cease to have a vote in a listed entity.

(c) Disadvantages for Shareholders of SPP other than CPM

(i) Dilution of interest in SPP

As a result of the Proposal (of which the Capital Reduction is an integral part) and in particular the Schemes, Shareholders of SPP other than CPM will have their interest in SPP diluted through the exchange by Scheme Participants of their CPM Securities for SPP Securities. However, the Exchange Ratios have been calculated so that the proportional interest of the Shareholders of SPP other than CPM in the assets of SPP Group will be unchanged as a result of the Proposal.

(ii) Vulnerable to inappropriately priced takeover after 2 years

While the cessation of the cross-shareholding may be perceived as an advantage by many Scheme Participants (as discussed above), the present cross-shareholding inhibits a person from making an inappropriately priced takeover bid for SPP and/or CPM at a time when the shares are trading close to a five-year low.

A condition precedent to the Schemes – that SPP's Constitution be amended to limit for 2 years from the Implementation Date the maximum shareholding of any person and his or her associates to 20% – ensures an inappropriately priced takeover cannot be made during this 2 year period. It will not prevent such a takeover bid being made after this period. The two year Shareholding Limit also eliminates the opportunities of Shareholders to attain any potential takeover premium for their Shares during this period.

6.9 Implications of not pursuing the selective capital reduction

The Capital Reduction is an integral part of the Proposal for the restructuring of the SPP Group. The exchange of CPM Securities for SPP Securities will result in CPM becoming a controlled entity of SPP, and under those circumstances the Corporations Act requires that CPM cease to hold shares in SPP. As a result, the implication of proceeding with the Schemes but not the Capital Reduction (or another means of cancelling the Shares held by CPM in SPP) is that after 12 months from the Implementation Date of the Ordinary Scheme, SPP will be in breach of section 259D(1) of the Corporations Act. The Ordinary Scheme is therefore conditional upon approval of the Capital Reduction and the Proposal will not proceed if the Capital Reduction is not approved. If the Proposal does not proceed, the benefits of the Proposal described above will not be obtained by SPP, CPM or the other Shareholders of SPP.

6.10 Directors' disclosure

(a) CPM Securities and options

The number and description of CPM Securities held by and on behalf of each SPP Director as at **31 October 2001** are as follows:

Director	CPM Ordinary Shares	CPM Contributing Shares	CPM Equity Participation Shares	CPM Convertible Notes
C.M. Anderson	-	-	188,000	-
N. Belknap	86,800	-	140,815	-
I.V. Browning	432,792	-	674,940	-
R. Bryan	-	-	110,668	-
B.H. Davidson	-	-	110,668	-
V.H. Kuss	-	-	231,350	-
J.D McFarland	1,000	-	740,000	-
J.A. McFarlane	5,000	-	740,000	-
J.S. McFarlane	5,030	-	166,700	-
E.A. Parkinson – Marcoux	-	-	111,100	-
N.W. Stump	-	-	113,000	-
B.C Wright	-	-	655,000	-

In addition a general meeting will be held on December 21 2001 to obtain approval for the issue of CPM Guarantee Facility Options over Ordinary Shares to Mr J.V. Browning (see section 3.3(a)). No other Directors hold options in CPM.

(b) SPP Securities and options

The SPP Securities held by or on behalf of any Director of SPP as at **31 October 2001** are as follows:

Director	SPP Ordinary Shares	SPP Contributing Shares	SPP Equity Participation Shares	SPP Convertible Notes
C.M. Anderson	5,000	-	500,000	-
N. Belknap	-	-	175,000	-
J.V. Browning	3,080,000	-	1,820,000	-
R. Bryan	-	-	300,000	150,000
B.H. Davidson	20,000	-	300,000	-
V.H. Kuss	2,600	-	560,000	-
J.D McFarland	12,000	-	2,000,000	-
J.A. McFarlane	124,566	-	1,909,960	-
J.S.McFarlane	5,520		450,000	
E.A. Parkinson – Marcoux	-	-	300,001	-
N.W. Stump	-	-	300,000	-
B.C Wright	-	-	1,750,000	-

In addition, a general meeting will be held on December 21 2001 to obtain approval for the issue of SPP Guarantee Facility Options over SPP Ordinary Shares to Mr J.V. Browning (see section 3.3). No other Directors hold options in SPP.

(c) Interest in Shares held by CPM

No director has any interest in the Shares that are to be cancelled as a result of the Capital Reduction.

(d) Agreements or arrangements made by Directors

There is no agreement or arrangement made between any Director of SPP and any other person in connection with or conditional upon the outcome of the Capital Reduction or the Proposal.

(e) Interests of Directors in contracts with CPM

No Director of SPP has any interest in any contract which has been entered into with SPP, except as follows:

- A Director, Mr B Davidson, is a partner in the firm of Deacons, Lawyers. Deacons has provided legal services to the SPP Group for several years on normal commercial terms and conditions.
- A Director, Mr B Wright, provides technical consulting services to the SPP Group on normal commercial terms and conditions.
- A Director, Mr D Parkinson-Marcoux, provides technical consulting services to the SPP Group on normal commercial terms and conditions.
- SPP may issue SPP Guarantee Facility Options which have rights of exercise over SPP Ordinary Shares to Mr John Val Browning, a director of SPP, for a guarantee facility provided by Mr Browning. SPP may also issue SPP Replacement Options which have rights of exercise over SPP Ordinary Shares to Mr Browning in accordance with a proposed deed between CPM, SPP and Mr Browning. This interest is referred to in section 3.3(b).

(f) Material changes in SPP's financial position

To the knowledge of the Directors, there has not been a material change to the financial position of SPP since the date of the last balance sheet released to the ASX on 17 August 2001 except as follows:

(i) during the quarter ended 30 September 2001, the SPP Group's available funds (of which SPP has a 50% interest) under management has decreased by A$15.4 million (from A$47.0 million at 30 June 2001 to A$31.6 million at 30 September 2001).

The decrease in available funds during this quarter consists principally of three elements: capital costs and operating costs associated with Stuart Stage 1 and general administration costs. The SPP group is aware of the reduction in funds and to remedy this the SPP Group publicly announced on 21 September 2001 that it has arranged, subject to shareholder approval, a US$7.5 million (A$15.0 million) unsecured standby guarantee facility for up to three years to provide additional working capital (the guarantee facility is also referred to in section 3.3(b)). The SPP Group also announced in its third quarter activities report, publicly released on 31 October 2001, that it is continuing to pursue additional financing of up to A$40 million to supplement this guarantee. Activities reports are released by SPP Group to ASX on a quarterly basis and contain information regarding funds available to the Company.

(ii) at an extraordinary general meeting of SPP held on 10 August 2001 Shareholders resolved to cancel the 57,000,000 restricted class shares held in SPP by the Suncor Group. This will result in a reduction in SPP Shares on issue. As no consideration was paid, this will result in no change to total Shareholders' equity.

6.11 Directors' recommendation

The Directors of SPP are C.M. Anderson, N. Belknap, J.V. Browning, R. Bryan, B.H. Davidson, V.H. Kuss, J.D. McFarland, J.A. McFarlane, J.S. McFarlane (alternate director), E.A. Parkinson-Marcoux, N.W. Stump and B.C. Wright.

The Board unanimously recommends that Shareholders vote in favour of the Capital Reduction. Each Director voted

in favour of proposing the Capital Reduction when it was approved at the Board meeting on 12 December 2001. The Board believes the benefits of the present Proposal, of which the Capital Reduction is an integral part, outweigh the potential disadvantages. In particular, the Board believes that the Proposal provides the most beneficial solution to the strategic issues currently confronting SPP and CPM through a structure that will enable the business to achieve its full growth potential while maximising value for holders of SPP Securities and CPM Securities.

You should note that in addition to holding CPM Securities, each Director of SPP is a director of CPM and may be perceived to have a conflict in providing independent advice to SPP Shareholders, who are entitled to vote in relation to the Capital Reduction to cancel the SPP Securities held by CPM. As a result, you should consider carefully the information in this Explanatory Memorandum and reach your own decision as to how to vote in relation to the Capital Reduction.

6.12 Other relevant information

The directors consider that there is no information that is known to SPP that is material to the SPP Shareholders' decision on how to vote at the Meetings on the resolutions for the Capital Reduction other than information that has previously been disclosed to Shareholders or is set out in this Explanatory Memorandum.

By Order of the Board

Dated 13 December 2001

7. GLOSSARY OF DEFINED TERMS

In this Explanatory Memorandum, including its Appendices, the following terms have the following meanings:

A$ means Australian dollars.

ADRs means American Depositary Receipts, being the receipts or certificates which evidence ownership of ADSs. Where the term ADRs is used in this Explanatory Memorandum, it will be construed as being a reference to either ADRs or ADSs, as the context requires. Accordingly, as the context requires, the term CPM ADRs will be construed as being a reference to CPM ADRs or CPM ADSs, and the term SPP ADRs shall be construed as being a reference to SPP ADRs or SPP ADSs.

ADSs means American Depositary Shares, being a form of security that represents an ownership interest in a specified number of underlying securities that have been deposited with a depositary (see **ADRs**).

ADR Voting Instruction Card means the voting instruction card which is enclosed with this Explanatory Memorandum for holders of SPP ADRs.

Amended Convertible Notes means the Convertible Notes in CPM following the Effective Date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Australian GAAP means generally accepted accounting principles in Australia.

Board means the board of Directors of SPP.

BoNY means the Bank of New York.

Business Day means a day on which trading banks are open for business in Brisbane.

Capital Reduction means the selective capital reduction of issued share capital of SPP held by CPM in accordance with resolution 3 in the Notice of General Meeting and the resolution in the Notice of Meeting of CPM and discussed in section 6 of this Explanatory Memorandum.

Company means SPP.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Contributing Shares means CPM's partly paid contributing shares paid to 25c.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Scheme Members.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, as at the Scheme Record Date.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Corporations Act means the Corporations Act 2001, including the regulations made under it.

Court means any court of competent jurisdiction at which CPM applies for the grant of orders to convene the Scheme Meetings and approving the Schemes pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM ADR Holder means a person who is registered in the register of CPM ADRs kept by the Depositary as a holder of CPM ADRs from time to time (see **ADRs**).

CPM ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) representing the holder's ownership interest in the CPM ADSs (see **ADRs**).

CPM ADSs means ADSs each representing two CPM Ordinary Shares (see **ADRs**).

CPM Guarantee Facility Options means the options over CPM Ordinary Shares to be issued to Mr John Val Browning as described in section 3.3(b).

CPM Meeting means the meeting of CPM in its capacity as Shareholder of SPP which is required as part of the procedure for approval of the Capital Reduction.

CPM Register means:

(a) for Ordinary Shares, Contributing Shares and Equity Participation Shares, the CPM register of members; and

(b) for the Convertible Notes, the register of holders of CPM Convertible Notes.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Registry means:

(a) for Ordinary Shares, Contributing Shares and Equity Participation Shares, Computershare Investor Services Pty Ltd (ABN 48 078 279 277), Level 27, 345 Queen Street, Brisbane, QLD, 4000; and

(b) for the Convertible Notes, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT

CPM Securities means Ordinary Shares, Contributing Shares, Equity Participation Shares and Convertible Notes in CPM.

CPM's Constitution means the constitution of CPM, as amended from time to time.

Deed Poll means the Deed Poll described in section 4 of this Explanatory Memorandum.

Defer means the ability of Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members to be bound by their respective Schemes but to elect to retain their Ordinary Shares, Contributing Shares or Equity Participation Shares for up to 10 years pursuant to the terms of their respective Scheme.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be Deferred Security Holders.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Security Exchange means the transfer by a Deferred Security Holder of their Deferred Securities to SPP in exchange for SPP issuing Replacement Securities to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security Exchange Event (subject to compliance with any applicable law).

Deferred Security Exchange Event has the meaning given to that term in section 3.1(h) of this Explanatory Memorandum.

Deferred Security Holders means Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members who elect to Defer from their Scheme and are approved to do so by SPP and who continue to hold such securities from time to time.

Depositary means BoNY, as depositary of CPM ADSs, SPP ADSs or sponsored SPP ADSs as appropriate.

Director means a director of SPP.

Effective means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act by virtue of the order being lodged with ASIC in relation to that Scheme.

Effective Date means the date on which a Scheme becomes Effective.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Equity Participation Shares means equity participation shares in CPM issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means:

(a) the ratio of 2.664 Replacement Securities issued in exchange for each CPM Security, as adjusted pursuant to Appendix 2; or

(b) the ratio of 0.1332 Replacement SPP ADRs issued in exchange for each CPM ADR,

as the context requires.

Explanatory Memorandum means this explanatory memorandum.

Implementation means, for each Scheme, the steps required to implement a Scheme in accordance with the provisions of the relevant Scheme.

Implementation Date means for each Scheme the first day following the Scheme Record Date on which the transactions to implement that Scheme will be effected.

Implementation Deed means the Implementation Deed referred to in section 4.

Information Memorandum means the information memorandum issued by CPM in relation to the Schemes dated 12 December 2001.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meetings means the SPP General Meeting and the CPM Meeting.

NASDAQ means the National Association of Securities Dealers Automated Quotation System, or the stock market conducted by it as the context requires.

Notice of Exchange means the notice by which Deferred Security Holders elect to exchange their Deferred Securities for Replacement Securities.

Notice of General Meeting means the notice of meeting convening the SPP General Meeting.

Notice of Meeting of CPM means the notice of meeting convening the CPM Meeting which accompanies this Explanatory Memorandum.

Notices of Meeting means the Notice of Meeting of CPM and the Notice of General Meeting.

Ordinary Scheme means the scheme of arrangement between CPM and the Ordinary Scheme Members.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Prescribed Foreign ADR Holders means CPM ADR Holders whose address as shown in the register of CPM ADRs held by the Depositary is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued SPP ADRs pursuant to the Scheme under the law of the place of such address.

Prescribed Foreign Holders means Prescribed Foreign ADR Holders and Prescribed Foreign Shareholders.

Prescribed Foreign Shareholders means:

(a) for the Ordinary Scheme, Ordinary Scheme Members; and

(b) for the Contributing Scheme, Contributing Scheme Members,

whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Securities pursuant to the Scheme under the laws of the place of such address.

Price Benchmark means:

(a) for the Convertible Notes, A$9.80 for the trading price of Ordinary Shares pursuant to clause 3.1(k) of the Third Schedule of the Convertible Note Terms; and

(b) for the Amended Convertible Notes, A$3.68 for the trading price of SPP Ordinary Shares pursuant to clause 3.1(k) of the Third Schedule of the Amended Convertible Note Terms.

Proposal means the proposed restructuring of the SPP Group, the details of which are set out in this Explanatory Memorandum, to be effected pursuant to the Schemes, the Capital Reduction and the other steps referred to in section 3.

Replacement Ordinary Shares means the fully-paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to the Ordinary Scheme.

Replacement Contributing Shares means the partly paid contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the partly paid equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Replacement SPP ADRs means the Sponsored SPP ADRs to be delivered by BoNY in exchange for CPM ADRs pursuant to the Ordinary Scheme, or in exchange for SPP ADRs as the context requires.

Scheme means each of the Ordinary Scheme, Contributing Scheme, Equity Participation Scheme or Convertible Note Scheme, as the context requires, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Meetings means, as the context requires, meetings of the Scheme Participants to approve the Ordinary Scheme, the Contributing Scheme, the Equity Participation Scheme and the Convertible Note Scheme and includes a meeting of any class of such shareholders or convertible noteholders, ordered to be convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme of Arrangement means a court approved arrangement between a company and its members or any class of them or a company and its creditors or any class of them, pursuant to Part 5.1 of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means for each Scheme the fifth business day following the Effective Date of that Scheme.

SEC means the United States Securities and Exchange Commission.

Second Court Date means the day on which the Court makes an order pursuant to s411(4)(b) of the Corporations Act approving the Ordinary Scheme.

Share means a share in SPP.

Shareholder means a shareholder of SPP.

Shareholding Limit means the provision in SPP's Constitution described in section 5, limiting for 2 years the maximum shareholding of any person or its associates to 20%.

Sponsored SPP ADRs means the SPP ADRs to be issued under BoNY's sponsored ADR facility with each ADR representing 40 underlying SPP Ordinary Shares.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP ADR Holder means a person who is registered in the register for SPP ADRs kept by the Depositary as the holder of SPP ADRs from time to time (see **ADRs**).

SPP ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is acting as successor Depositary) representing the holder's ownership interest in the SPP ADSs (see **ADRs**).

SPP ADSs means the ADSs each representing two SPP Ordinary Shares (see **ADRs**).

SPP Contributing Share means a partly paid contributing share in SPP.

SPP Convertible Note means a convertible note issued by SPP to R. Bryan.

SPP Equity Participation Share means a partly paid equity participation share issued in SPP pursuant to clause 5A of SPP's Constitution.

SPP General Meeting means the general meeting of Shareholders of SPP, a Notice of General Meeting for which is enclosed with this Explanatory Memorandum.

SPP Group means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(c) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Guarantee Facility Options means the options over SPP Ordinary Shares to be issued to Mr John Val Browning as described in section 3.3(b).

SPP Ordinary Share means a fully paid ordinary share in SPP, including a Replacement Ordinary Share.

SPP Register means:

(a) for SPP Ordinary Shares, SPP Contributing Shares and SPP Equity Participation Shares, the SPP register of members; and

(b) for SPP Convertible Notes, the register of holders of SPP Convertible Notes.

SPP Registered Office means Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

SPP Registry means:

(a) for SPP Ordinary Shares, SPP Contributing Shares and SPP Equity Participation Shares, Computershare Investor Services Pty Limited (ABN 48 078 279 277), Level 27, 345 Queen Street, Brisbane, Qld, 4000; and

(b) for the SPP Convertible Notes, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT.

SPP Replacement Options means the options over SPP Ordinary Shares to be issued to Mr John Val Browning in

replacement for the CPM Guarantee Facility Options, as described in section 3.3(b).

SPP Securities means SPP Shares and SPP Convertible Notes.

SPP Shares means SPP Ordinary Shares, SPP Contributing Shares and SPP Equity Participation Shares.

SPP's Constitution means the constitution of SPP as amended from time to time.

Stuart Project means the whole Stuart oil shale deposit and the current and future development proposals for that deposit.

Stuart Stage 1 means the project the subject of Mining Lease 80003.

Stuart Stage 2 means a future development proposal with a currently planned production output of at least 14,000 barrels of shale oil per stream day.

Subsidiary has the meaning in section 46 of the Corporations Act.

Suncor Group means Suncor Energy Inc and its Subsidiaries.

Sunoco means Sunoco Inc (ARBN 077 738 7040) of 36 York Mills Road, North York, Ontario, Canada.

United States or US means the United States of America.

US$ means dollar currency of the United States of America.

Voting Shares means CPM's Ordinary Shares, Contributing Shares and Equity Participation Shares.

Appendix 1 – Conditions precedent to Ordinary Scheme

The obligations of CPM and SPP pursuant to the Ordinary Scheme are conditional on the satisfaction of each of the following conditions precedent prior to 5.00 pm on the day before the Second Court Date:

(a) SPP Replacement Ordinary Shares being approved for official quotation by the ASX (conditional only on SPP providing to the ASX the information contained in Appendix 3B of the Listing Rules);

(b) SPP ADRs representing SPP Ordinary Shares to be delivered by the Depositary under the Scheme being approved for quotation on the NASDAQ or, if approval for quotation on the NASDAQ is not granted, on any other stock exchange registered with the SEC as a national securities exchange under the Securities Exchange Act of 1934, with such approval to be unconditional or subject only to the following conditions: the Court making an order approving the Scheme; CPM lodging the Court order with ASIC; and such other conditions as are acceptable to the Court;

(c) the requisite majority of the Shareholders of SPP approving the selective Capital Reduction to cancel CPM's holding of SPP Shares in accordance with the Corporations Act;

(d) a requisite majority of the Shareholders of SPP approving a change to SPP's Constitution:

(i) limiting for 2 years from the Implementation Date the maximum Shareholding any person or his or her associates can hold in SPP to 20% (in the terms set out in Appendix I to the Information Memorandum, as may be amended with the approval of the Court); and

(ii) to adjust the maximum number of SPP Equity Participation Shares that can be issued at any time and other associated amendments (in the terms set out in Appendix I of the Information Memorandum, as may be amended with the approval of the Court);

(e) a requisite majority of the Shareholders of SPP approving the issue if the Schemes become Effective of the Replacement Securities;

(f) the requisite majority of shareholders in CPM approving changes to CPM's Constitution so that the directors of CPM are entitled, to the maximum extent permitted by law, to act in the best interests of the SPP Group and not the interests of Deferred Security Holders;

(g) that as a result of the Ordinary Scheme, the Contributing Scheme and the Equity Participation Scheme and the Deferral, SPP will own not less than 80% of the Voting Shares;

(h) the Treasurer of Australia approving the acquisition by SPP of all the issued shares in CPM pursuant to the Foreign Acquisitions and Takeovers Act 1975;

(i) a nominee executing a deed under which it agrees to sell the Replacement Ordinary Shares as contemplated in clause 3.4 of the Implementation Deed; and

(j) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

Appendix 2 – Variation of Exchange Ratio

1.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 1.2 to 1.3 of this Appendix occurs in relation to the SPP Securities before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

1.2 Reconstructions of Capital

If the SPP Securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP Securities are reconstructed.

1.3 Bonus Issues

If there is an issue or distribution of securities to the holders of SPP Securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

Appendix 3 – Proposed Amendments to SPP's Constitution

SPP's Constitution will be altered by:

(a) Inserting new definitions in the Preliminary Section of the Constitution in alphabetical order together with the existing definitions as follows:

"**CPM**" means Central Pacific Minerals NL (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

"**Deferred Security Holder**" means holders of ordinary, contributing and equity participation shares who elect to be bound by their respective Schemes but to retain their shares in CPM for up to 10 years pursuant to the terms of their respective Schemes.

"**Effective**" means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

"**Equity Participation Scheme**" means the scheme of arrangement between CPM and the equity participation shareholders set out in Part F of the Information Memorandum.

"**Exchange Ratio**" means the ratio at which CPM securities are exchanged for SPP securities which is 2.664 as adjusted pursuant to Appendix 3 of the Information Memorandum.

"**Information Memorandum**" means the Information Memorandum relating to the Schemes dated 12 December 2001.

"**Scheme**" means each of the schemes between CPM and each of its ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Parts D, E, F and G of the Information Memorandum subject to any alterations or conditions made or required by the Court pursuant to s411(6) of the Corporations Act.

"**Scheme Record Date**" means the date 5 days after the second court order is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

(b) Amending Article 5A so that the clauses amended (and other clauses remaining unamended) provide as follows (with the additions underlined):

5A (1) For the purpose of this Article 5A:

"**Initial Holder**" means the person in whose name the relevant share is first allotted pursuant to these Articles (or pursuant to Article 5A of CPM's constitution for shares issued that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution).

"**Relevant Date**" means in respect of a particular share the first to occur of the following dates:

(a) The date upon which the Initial Holder of the share has served three years continuous Service with the Company with periods of service by that Initial Holder which occurred prior to the date of allotment of the relevant shares not being included in any such calculations except for periods of service pertaining to shares issued by CPM pursuant to Article 5A of its constitution that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution;

(b) Such other date as the Directors may in their discretion determine as the Relevant Date for a particular share in order to relieve hardship or where the directors believe that there has been a change in control of the Company. For the purposes of this Article 5A "a change in control of the Company" shall have occurred where a person either alone or together with his associates (as defined in the Companies (Acquisition of Shares) Code) becomes after the date of the first issue of shares in the Company subject to the terms of this Article 5A entitled to 20% or more of the voting shares issued in the Company;

provided that if the events referred to above occur prior to the date upon which all of the moneys payable in respect of the shares have been paid to the Company the Relevant Date in that situation shall only occur on the date that all of such moneys have been paid to the Company in respect of the said share.

"**Service with the Company**" means either:

(a) Full time employment by the Company, its subsidiaries and/or Central Pacific Minerals NL and/or its subsidiaries and companies in which any such company owns 50% of the issued shares ;

(b) The acting as ~~an executive~~ director with any of the companies referred to in (a) above;

(c) The acting as a consultant with any of the companies referred to in (a) above.

(2) Without limiting the provisions of these Articles of Association (and in particular Article 5 hereof) the directors may from time to time allot and issue to persons who are directors, employees or consultants of the Company, Central Pacific Minerals NL and/or any company which is related to the Company or Central Pacific Minerals NL ordinary shares in the Company which have all the rights attaching to ordinary shares except that they are subject to the following conditions:

(i) Except in respect of resolutions changing or having the effect of changing the members of the board of directors of the Company where the directors believe that there has been a change in control of the Company, the shares shall not entitle its holder to any right to vote at any general meeting of the Company held prior to the Relevant Date;

(ii) No dividend shall be declared and paid in respect of the shares in the period prior to the Relevant Date;

(iii) The share shall not confer on its holder any right to receive a distribution in excess of the amount paid up on the said share at the relevant time upon winding up of the Company prior to the Relevant Date.

(4) (a) At no time shall the number of ordinary shares in the Company issued under this Article 5A and in respect of which neither of the dates referred to in subparagraphs (a) and (b) of the definition of Relevant Date in paragraph (1) above has occurred (in this subparagraph 5A(4)(a) called "subject shares") exceed 6 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the subject shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by



the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(b) For the purposes of this subparagraph 5A(4)(b) an ordinary share in the Company issued under this Article 5A shall be considered a "relevant share" until the later of the Relevant Date in respect of that share and the date which is 2 years after the date of issue of that share. At no time shall the number of relevant shares exceed 10 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the relevant shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(c) Inserting new Articles 7A, 7B and 7C as follows:

No more than 20% of ordinary shares

7.A (a) A person must not own more than 20 per cent of the ordinary shares.

(b) A person must not acquire any ordinary shares if any person would, immediately after the acquisition, own more than 20 per cent of the ordinary shares.

(c) The Directors must not allot any unissued ordinary shares if, in their opinion, as a result of the allotment a person would contravene Article 7.A (a).

(d) The Directors must not authorise the issue or allotment of any securities of the Company which, by virtue of any terms or conditions applicable to them, are convertible, or may be converted, into ordinary shares unless those terms or conditions provide that those securities may not be so converted by their holder if in the Director's opinion such a conversion will result in a person contravening Article 7.A (a).

(e) A person who contravenes Article 7.A (a) does not, while that contravention continues, have any right:

(i) to vote any Excess Shares owned by that person and other shares owned by that person so that the maximum voting rights the person enjoys is 20% of the total ordinary shares in the Company excluding the Excess Shares at any general meeting of the Company or at any meeting of the holders of the ordinary shares of any class or combination of classes. At any general or other meeting:

(A) a ruling by the chair that a person does not have a right to vote for the reason set out in this paragraph shall be final and bind the person concerned; and

(B) no resolution shall be invalid by reason only that it is found later that a person voted on that resolution when that person did not have a right to vote at that meeting for the reason set out in this paragraph; and

(ii) to a dividend or other distribution by the Company (including any distribution on a winding up of the Company) under this Constitution payable for any Excess Shares owned by that person except that, if the Excess Shares which cause that person to contravene Article 7.A (a) were acquired or are owned by a person in that person's capacity as executor or administrator of a deceased member, this paragraph (ii) shall not apply until six months has elapsed from the death of that member.

7.B A member who is paid a distribution by the Company to which a person is not entitled under paragraph 7.A (e) (ii) shall refund that payment to the Company promptly upon notice from the Company requiring that payment to be refunded. If the member fails to promptly refund that payment, the Company has a right to recover that payment as a debt due and owing.

7.C A person will breach clause 7.A through the act or omission of another person, the Company or the Directors (even if in breach of Articles 7.A(c) or (d)).

(d) Inserting new Articles 8A to 8G as follows:

Directors may require disposition

8.A If in the Director's reasonable opinion a person (in this Article 8.A, 8.B and 8.C the "owner") contravenes Article 7.A(a), the Directors may cause a notice to be given to any person believed by the Directors to be a member of any ordinary share owned by the owner which notice:

(a) specifies all shares owned by the person receiving the notice and the owner;

(b) specifies the number of Excess Shares;

(c) explains the effect of Article 7A(e); and

(d) requires the disposal, within a period of not less than 28 days specified in the notice, of the Excess Shares as specified in the notice.

8.B (a) If the requirements of a notice given under Article 8.A are not complied with, the Company may sell, in such manner as the Directors in their absolute discretion determine at the ruling market price or otherwise the best price reasonably obtainable at the time, the Excess Shares, and a transfer of any such Excess Shares signed by a Director for the purpose of giving effect to the sale shall be as valid and effectual as if signed by the registered member of the Excess Shares.

(b) The Company may receive and give a good discharge for the proceeds of a sale under paragraph 8.B (a), may pay or recoup out of those proceeds all reasonable costs and expenses of or incidental to the sale and may retain the amount of any distribution paid by the Company to the member to which the person was not entitled under paragraph 7A(e)(ii) and must pay the net amount to the owner.

(c) The Company is not bound to see to the application of the net amount paid to the owner under paragraph 8.B (b) and that amount may be paid by cheque posted to the owner at his or her address appearing in the register.

8.C The omission to give a notice to a person under Article 8.A does not affect the validity of a notice given to another person in respect of an ordinary share owned by the owner.

8.D In exercising the powers under the Ownership Restriction Articles, the directors must act in good faith but are entitled to have sole regard to the interests of the Company and may disregard any loss or disadvantage that may be suffered by individual members or other persons affected by the exercise of those powers.

8.E The directors, so long as they comply with Article 8D, have no liability to the Company, a member or to any other person for failing to treat any share, or erroneously determining that any share should be treated, as an Excess Share or if, on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under these Ownership Restriction Articles concerning such Excess Share.

8.F Any resolution, determination or decision to exercise any discretion or power by the directors under the Ownership Restriction Articles shall be final and conclusive in the absence of bad faith or manifest error on the part of the directors.

8.G If the whole or any part to these Ownership Restriction Articles are void, unenforceable or illegal in a jurisdiction, it is severed for that jurisdiction. The remainder of the Ownership Restriction Articles have full force and effect and the validity or enforceability of that provision in any jurisdiction is not affected. The Ownership Restriction Articles have no effect if the severance alters the basic nature of the Ownership Restriction Articles or is contrary to public policy.

(e) Inserting a new Article 9A as follows:

Period of Restriction

9.A The Ownership Restriction Articles commence to operate from the Implementation Date and expire two years after the Implementation Date.

(f) Inserting a new Articles 10A and 10 B as follows:

Overriding provision and Definitions

10.A The Ownership Restriction Articles apply despite anything else in this Constitution.

10.B In the Ownership Restriction Articles:

(a) a person is taken to own an ordinary share if, and only if:

(i) that person has a relevant interest in the ordinary share for the purposes of the Corporations Act; or

(ii) an Associate of that person has such a relevant interest in the ordinary share.

(b) "**Associate**" in relation to a person (the "Primary Person") means:

(i) if the Primary Person is a body corporate:

(A) a body corporate it controls;

(B) a body corporate that controls it; or

(C) a body corporate that is controlled by an entity that controls it;

(ii) a person with whom the Primary Person has, or proposes to enter into, a relevant agreement for the purpose of controlling or influencing the composition of the Company's board of directors or the conduct of affairs of the Company;

(iii) a person with whom the Primary Person is acting, or proposes to act, in concert in relation to the Company's affairs.

(c) a person acquires ordinary shares in the Company if, and only if:

(i) the person acquires a relevant interest in those ordinary shares as a result of a transaction entered into by or on behalf of the person in relation to those ordinary shares, in relation to any other securities of the Company or in relation to securities of any other body corporate; or

(ii) the person acquires any legal or equitable interest in securities of the Company or in securities of any other body corporate and, as a result of the acquisition, another person acquires a relevant interest in those ordinary shares.

(d) a person disposes of ordinary shares in the Company if, and only if, having a relevant interest in those ordinary shares, the person ceases to have a relevant interest in those ordinary shares.

(e) a reference to the formation by the Directors of an opinion or a belief is a reference to an opinion or belief, as the case may be, formed by a simple majority of Directors in their absolute discretion present and voting at any meeting of Directors. The Directors are not obliged to provide to any person any reason or grounds for any such opinion or belief.

(f) "**Body corporate**", "**relevant agreement**", "**relevant interest**" and "**securities**" have the same meaning as those expressions have when used in the Corporations Act.

(g) "**Implementation Date**" means the "implementation date" as defined in the scheme of arrangement for the ordinary shareholders in Central Pacific Minerals N.L., whereby Central Pacific Minerals N.L. became a subsidiary of the Company.

(h) "**Excess Shares**" means any ordinary shares in the capital of the Company owned by any person in breach of Article 7A (a).

(i) "**person**" does not include the Company or any subsidiary of the Company.

(j) "**Ownership Restriction Articles**" means Articles 7.A, 7.B, 7.C, 8.A, 8.B, 8.C, 8.D, 8.E, 8.F, 8.G, 9.A, 10.A and 10.


SPP CPM

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of Southern Pacific Petroleum NL (**SPP**) will be held at 9.00am on 24 January 2002 at the Stamford Plaza Hotel, Brisbane.

Please refer to the Explanatory Memorandum which accompanies this Notice of Meeting for information on the resolutions proposed. Certain terms used below are defined in the Glossary in the Explanatory Memorandum.

RESOLUTIONS

1. FULFILMENT OF OBLIGATIONS UNDER IMPLEMENTATION DEED AND DEED POLL

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT *subject to:*

(a) *the Ordinary Scheme becoming Effective; and*

(b) *the fulfilment or waiver in relation to a Scheme of each of the conditions precedent in clause 3.1 of that Scheme,*

approval is given for SPP to take all actions, execute all documents and do all other things necessary in order to fulfil its obligations in relation to the relevant Scheme under the Implementation Deed and the Deed Poll, the terms of which are described in the Explanatory Memorandum and, in particular:

(i) *for the Ordinary Scheme, the issue to Ordinary Scheme Members of Replacement Ordinary Shares;*

(ii) *for the Contributing Scheme, the issue to Contributing Scheme Members of Replacement Contributing Shares; and*

(iii) *for the Equity Participation Scheme, the issue to Equity Participation Scheme Members of Replacement Equity Participation Shares,*

in accordance with clause 3.2 and 3.3 of the Implementation Deed and clause 3 of the Deed Poll.

2. AMENDMENT OF SPP'S CONSTITUTION

Shareholders are asked to consider and if thought fit, pass the following resolution as a special resolution:

THAT *subject to the Ordinary Scheme becoming Effective, SPP's Constitution be altered by making the amendments set out in Appendix 3 to the Explanatory Memorandum.*

3. SELECTIVE CAPITAL REDUCTION

Shareholders are asked to consider, and if thought fit, pass the following resolution as a special resolution:

THAT *subject to:*

(a) *a special resolution in favour of the Capital Reduction being approved at a separate meeting of CPM, whose Shares in SPP are to be cancelled in the Capital Reduction; and*

(b) *the Ordinary Scheme becoming Effective,*

the issued share capital of SPP be reduced, pursuant to section 256B of the Corporations Act, by cancelling all Shares of SPP held by CPM, and in consideration for the cancellation of those Shares SPP will pay to CPM an amount of A$1.00.

Explanatory Note

Section 256C(2)(a) of the Corporations Act provides that the proposed Capital Reduction (as a selective reduction of capital) must be approved by a special resolution passed at a general meeting of SPP, with no votes being cast in favour of the resolution by any person who is to receive consideration as part of the Capital Reduction or whose liability to pay amounts unpaid on Shares is to be reduced, or by their associates. Since CPM will receive consideration of A$1.00 for its cancelled Shares, CPM and its associates may not vote in favour of this special resolution.

Section 256C(2) provides that if the Capital Reduction involves a cancellation of shares, it must also be approved by a special resolution passed at a meeting of the shareholders whose shares are to be cancelled. A separate meeting of CPM will be held for this purpose.

Voting restriction

Votes cast in favour of this resolution by CPM or its associates will be disregarded.

By Order of the Board.

Vic Kuss
Company Secretary
Southern Pacific Petroleum N.L.
Date: 13 December 2001

NOTES

Persons entitled to vote

Pursuant to section 1109N of the Corporations Act, the Directors have determined that the shareholding of each Shareholder for the purposes of ascertaining voting entitlements for the meeting will be as it appears in the SPP Register at 7.00pm (Sydney time) on 22 January 2002.

Proxies

1. A proxy form accompanies this notice of meeting.

2. A member who is entitled to attend and to cast two or more votes at the meeting is entitled to appoint not more than two proxies.

3. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the member's voting rights. If two proxies are appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the number of the votes.

4. A proxy need not be a member of SPP.

5. The proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be executed in accordance with the Corporations Act and the constitution of that corporation.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at the SPP Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

CPM

Riverside Centre
Level 11, 123 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street
Brisbane QLD 4000

Legal Adviser to SPP

Gilbert & Tobin
2 Park Street
Sydney NSW 2000


SPP CPM



02 FEB -5 AM 8:

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651
Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Campbell Anderson

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

17 December 2001
Company Announcement

MEETINGS FOR SPP/CPM MERGER APPROVAL SET FOR JANUARY 2002

The Boards of Southern Pacific Petroleum NL (SPP) and Central Pacific Minerals NL (CPM) previously announced on 21 September 2001 that they had approved in principle the terms of a merger under which SPP will issue 2.664 SPP shares for each CPM share. The merger will be effected through schemes of arrangement by CPM under the Corporations Act.

A key milestone was reached on 11 December 2001 when the Federal Court of Australia ordered scheme meetings to be convened for the four separate categories of securities that are the subject of the merger, namely:

- ordinary shares in CPM, each of which will exchange for 2.664 ordinary shares in SPP;
- contributing shares in CPM, each of which will exchange for 2.664 contributing shares in SPP;
- equity participation shares in CPM, each of which will exchange for 2.664 equity participation shares in SPP; and
- convertible notes, the terms of which will be amended so that upon conversion for each note the noteholder is issued 2.664 ordinary shares in SPP.

The scheme includes a feature that allows shareholders in CPM to defer their exchange into SPP shares for up to 10 years. Shareholders who elect to defer participation can, at any time, exchange their CPM securities for SPP securities on the same terms as the original scheme, with a compulsory exchange after 10 years. This deferral mechanism is available for ordinary, contributing and equity participation shareholders.

The deferral mechanism has changed in two respects since the announcement on 21 September. Firstly, the deferral is now available to all shareholders, although for certain foreign holders deferral is subject to applicable foreign laws and regulatory requirements. Secondly, ASX did not grant approval for remaining CPM shareholders to have voting rights in SPP. Therefore if the schemes are approved and an ordinary, contributing or equity participation shareholder elects to defer, they will retain their voting rights in CPM. As CPM will apply to be delisted once the schemes are in place, deferred security holders will therefore only have a minority vote in a delisted company. Further, CPM will be managed having regard, to the maximum extent permitted by law, to the best interests of the SPP Group without any further regard to any separate or contingent interest of the minority shareholders of CPM.

It remains a condition precedent for the merger proposal that CPM shareholders do not elect to defer participation for more than 20% of CPM's shares in aggregate (with their elections to defer subject to scale back to ensure the condition is satisfied).

The ASX also gave approval to submit for shareholder approval, a change to SPP's Constitution to limit to 20% any shareholding by a person or their associates for two years. This transitional arrangement is proposed since the directors believe that SPP's shares will be vulnerable to an inappropriately priced offer after the schemes are in place. During the next two years, additional funding is expected to be sought for Stage 2, including funds from potential joint venture partners. This temporary shareholding limit will provide greater control over any negotiations with such potential partners.

As stated in the announcement on 21 September, Trans Pacific Petroleum NL, the largest shareholder in SPP/CPM supports the merger proposal.

The current timetable for the schemes is as follows:

Action	Date
First court hearing	11 December 2001
ASIC registers the scheme booklet	12 December 2001
Scheme booklet is printed and dispatched to shareholders	by 24 December 2001
Scheme meetings	24 January 2002
Elective deferral expires*	25 February 2002
Final court approval*	27 February 2002
Scheme is implemented*	8 March 2002

* These dates are indicative.

Campbell M Anderson
Chairman of the Boards of SPP and CPM

For further information, please contact:

John McFarlane
General Manager Corporate Finance & Investments
SPP/CPM
Phone: 61-7-3237-6609

Diane Day
Group Manager Corporate Relations
SPP/CPM
Phone: 61-7-3237-6608

OR

from 27 December onwards on the Hotline
1-800-656-506 between 8.00 am and 6.00 pm



Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651

STUART STAGE 1 OPERATIONS UPDATE
Report No. 21 – 17 December 2001

1. STUART STAGE 1 PRODUCTION RAMP-UP PROGRESSING

49,000 Barrels of Oil Produced in November

Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L. (SPP/CPM – "the Companies") are pleased to advise that the Stuart Stage 1 demonstration plant produced 49,000 barrels of naphtha and medium shale oil (MSO) in the month of November 2001. The plant was on production for 20 days in November (67% availability) at an average rate over that 20 day period of approximately 2,500 barrels per day (56% capacity).

To the end of November total oil production stands at 54,000 barrels for the fourth quarter, 200,000 barrels for the year and 235,000 barrels since the start of operations.

Capital improvement work and other operational enhancements completed in the third quarter has facilitated a 6-12% increase in sustained shale dryer processing rates from the previous limit of 160 tonnes per hour to around 170-180 tonnes per hour (68-72% capacity) while continuing to minimise odour emissions. Peak shale processing rates up to 195 tonnes per hour were briefly tested in November (78% capacity) during favourable meteorological conditions. As previously announced, a sustained increase beyond 180 tonnes per hour will require additional shale drying capacity which is planned for 2002.

42,000 Barrels of Naphtha Shipped in November

On 24 November, SPP/CPM shipped its second naphtha cargo of 42,000 barrels destined for the Australian refining market. The naphtha is currently being stored in tankage in Sydney's Port of Botany while logistics and final sale arrangements are completed for delivery, which is targeted for January 2002.

To the end of November 175,000 barrels of oil products have been shipped from the Stuart Project of which 133,000 barrels have been sold, providing net revenues after shipping costs of A$6.5 million.

Maintenance Work Currently Underway at the Stuart Plant

Following a successful month of operations in November, the Stuart plant is currently undergoing maintenance work in a number of areas to facilitate more sustained operations:

- Repairs and small improvements to the screw conveyor which carries shale ash recovered by the hydrocarbon vapour cyclones back into the ATP combustion zone;

- Minor repairs to the duct work carrying ATP preheat zone flue gas to the main plant stack to improve the effectiveness of preheat flue gas incineration in the stack aimed at reducing odours; and

- Minor repairs in the ATP including replacement of some fins in the ATP combustion zone which help to push shale through the ATP, replacement of the actuator arm for the retort zone recycle chute and repairs to the rear supports of the retort zone.

This work should be completed and production operations restarted by 19 December.

Fourth Quarter Oil Production Outlook Reduced to 85,000 Barrels

In view of the lower than projected onstream days in the fourth quarter (33-36 days vs. 50-58 days targeted), the fourth quarter oil production outlook has been reduced from the earlier stretch target goal of 148,000 barrels to around 85,000 barrels.

The value of this fourth quarter production is projected to be approximately A$4.4 million or A$52 per barrel. This projected average per barrel value is a 13% reduction from the third quarter reflecting weakening WTI oil prices which have declined from an average of US$26.64 per barrel in the third quarter to an average of US$21.03 per barrel in October and November. The excise tax rebate on naphtha sales helps to dampen the impact of this world oil price decline.

Fourth Quarter Operating Cost Outlook Reduced to A$8.5 Million

Operating costs in October and November have averaged A$2.5 million per month, which is 17% below the stretch target goal of A$3.0 million per month. Operating costs for the fourth quarter are projected to be around A$8.5 million, 6% less than the earlier stretch target goal of A$9.0 million for the quarter.

Operating Cash Flow Breakeven Achieved in November

Although the stretch target goal of operating cash flow breakeven over the full fourth quarter will fall short by around A$4.1 million due to lower than targeted production and lower oil prices, operating cash flow breakeven was achieved for the month of November. This has established the basis for ongoing operating cash flow breakeven at a monthly average production rate of around 1,600 barrels per day or 49,000 barrels per month (35% "capacity factor") and assuming WTI oil prices in excess of US$20 per barrel.

Planned 2002 Plant Reliability Program Underway

Despite major progress in improving plant reliability and production performance in 2001, a number of areas in the plant continue to present reliability problems. These require more permanent solutions in order to transform the Stage 1 demonstration plant, which has served its primary purpose in proving the technology, into a reliable ongoing production facility that provides a steady cash flow stream for the Companies as work on the Stage 2 commercial plant progresses.

As currently defined, additional work is required to improve the ash screw conveyors, fuel gas and other gas burners and some of the flue gas scrubbing equipment. Although much of this equipment is not core to the ATP technology, its performance has nevertheless negatively impacted the pace in building up plant production levels and cash flow. For the most part, these are relatively standard pieces of equipment but require reassessment in the Stuart application and development of new engineering solutions. This experience is

As a start to the planned 2002 plant reliability program, new reliability teams have been put in place focussed on specific areas of the plant and supported by external experts to develop more permanent reliability fixes. The current near term fundraising effort (up to A$40 million) will provide capital to support this reliability work and to debottleneck the shale dryer, which is undersized from an odour minimisation standpoint. Together, these steps are designed to enable higher sustained production rates of 2,100-2,600 barrels per day on average throughout 2002 and up to 3,800 barrels per day in 2003 and future years, the effective capacity limit for Stage 1.

The detailed scope and cost of this 2002 plant improvement program is currently under development but should be in the range of A$15-35 million.

2. YARWUN/TARGINNIE CONSULTATIONS TO CONTINUE WITH NEWLY ELECTED REPRESENTATIVE GROUP

Following a community election process on 28 November, the six-person Yarwun Targinnie Representative Group has been reconstituted with two new members. This group will continue to form part of the Stuart Facilitation Working Group (SFWG), which was formed in April 2001 to address community issues.

Good progress is being made on the additional health studies related to emissions and noise, which were initiated by the SFWG in October 2001. Funding from the Queensland State Government and SPP/CPM is supporting these studies which will update and supplement earlier studies and help to address knowledge gaps.

3. SPP/CPM ESTABLISHES NEW STUART OIL SHALE COMMUNITY DEVELOPMENT FUND

As an outcome from the SFWG deliberations, SPP/CPM have established a new community development fund that can be accessed for worthy community projects. Yarwun/Targinnie residents had the opportunity to learn about the fund at community information days held on 16 and 17 November 2001.

James D McFarland
Managing Director
17 December 2001

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 20 November 2001 of 80,000 Ordinary Shares of Fifty (50) cents each in the Equity Participation Scheme in accordance with Article 5A of the Company's Constitution. This represents an issue to an employee as part of an employment agreement.

The shares were allotted at an issue price of $0.67 each, which was the ASX Last Sale price on Monday 19 November 2001, and paid to one (1) cent per share on allotment, the balance to be paid on the Relevant Date as described in Article 5A of the Constitution.

The Equity Participation Scheme shares are not listed.

Funds raised by the issue will be applied to the general operations of the company.

Total unquoted Equity Participation Shares will now be 27,976,151.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Southern Pacific Petroleum N.L.

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 1 cent
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the Company's constitution. They were allotted at an issue price of $0.67 per share (paid to 1 cent each).

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Issue was made in accordance with Article 5A of the Company's constitution.
5	Issue price or consideration	80,000 shares each paid to 1 cent (consideration of $800.00)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Funds will be applied to the working capital of the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/11/2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
321,010,810	Ordinary fully paid
2,595,247	Ordinary shares paid to 10c

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,976,151 4,550,000 12,500,000	Equity participation shares paid to 1c Convertible Unsecured Notes at $3.30 per Note Options expiring on 20/04/2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

		Not Bonus or Pro Rata Issue
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities SECURITIES NOT QUOTED
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43) **No New Class of Securites**

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:...20/11/2001......
(Director/Company secretary)

Print name: ....V H Kuss...............................

== == == == ==

SOUTHERN

PACIFIC

PETROLEUM N.L.


SPP
CPM

A.C.N. 008 460 366

NOTICE OF EXTRAORDINARY GENERAL MEETING

&

EXPLANATORY MEMORANDUM

FOR A MEETING TO BE HELD ON 21 DECEMBER 2001 AT 9.30 AM

AT THE GRAND BALLROOM, THE STAMFORD PLAZA

CORNER EDWARD AND MARGARET STREETS

BRISBANE AUSTRALIA

THIS IS AN IMPORTANT DOCUMENT. PLEASE READ IT CAREFULLY.

MEETING AND HOW TO VOTE

VENUE

An extraordinary general meeting of the shareholders of Southern Pacific Petroleum NL will be held at:

The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia

COMMENCING

9.30am

HOW TO VOTE

You may vote by attending the meeting in person or by proxy.

VOTING IN PERSON

To vote in person, attend the meeting on 21 December 2001 at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia. The meeting will commence at 9.30am.

VOTING BY PROXY

To vote by proxy, please complete and sign the relevant proxy form enclosed with this Notice of Meeting as soon as possible and either:

- return the proxy form by post to the Company at the Company's Registered Office, c/- Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601; or
- send the proxy form by facsimile to the Company's Registered Office, on facsimile number +61 2 6274 0666,

so that it is received not later than 48 hours before the time of the meeting (Brisbane time).

If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.

Your Proxy Form is Enclosed

GLOSSARY

Australian Stock Exchange or ASX	Australian Stock Exchange Limited
Company	Southern Pacific Petroleum NL (ACN 008 460 366)
Explanatory Memorandum	The document so entitled accompanying the Notice of Extraordinary General Meeting of the Company, of which this Glossary forms a part.
Ordinary Resolution	A resolution passed by at least 50% of the votes cast by members entitled to vote on the resolution.

All amounts are in Australian dollars unless otherwise stated.

SOUTHERN PACIFIC PETROLEUM NL
(ACN 008 460 366)
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of shareholders of Southern Pacific Petroleum NL (the Company) will be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia at 9.30am on 21 December 2001.

Important:

1. *The resolution should be read in conjunction with the Explanatory Memorandum which follows.*
2. *Certain terms used below are defined in the Glossary at the end of this booklet.*
3. *The Company must disregard votes cast by certain shareholders and certain shareholders should not vote, in relation to particular resolutions as explained in the "Voting exclusion" paragraphs below. If your vote must be disregarded or if you must not vote please do not vote in either case. If you have any doubts, please take advice.*

The purpose of the meeting is to consider and, if thought fit, pass the following resolution.

Resolution **Ordinary Resolution to approve the offering to issue options to Mr John Val Browning, each for an option price (ASX Listing Rule 10.11)**

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT *approval is given to the Company offering to issue options to Mr John Val Browning, each for an option price to the extent and on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice of Meeting.*

Voting exclusion:

The Company will disregard any votes cast on this resolution by:

- Mr John Val Browning; and
- Any associate of Mr Browning.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company is to make the offer, and if accepted by Mr Browning, issue the Options not more than one month after the date of the meeting at which their issue is approved.

A detailed explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Memorandum.

By order of the Board

Victor H. Kuss
Secretary
Date: 8 November 2001

NOTES

1 Voting exclusion

For the purposes of the Extraordinary General Meeting, persons holding shares at 7.00pm on 19 December 2001 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

2 Proxies

A member who is entitled to attend and cast a vote at the meeting may appoint a person as the member's proxy to attend and vote for the member at the meeting. The appointment may specify the proportion or number of votes that the proxy may exercise. If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies and may specify the proportion or number of votes each proxy may exercise. Proxies need not be members of the Company.

Where two proxies are appointed a separate form should be used for each. Members are requested to show on the form a specified number or proportion of the member's voting rights which the proxy may exercise. To do this, delete "ALL" and insert the relevant number or proportion of shares in respect of which the appointment is made.

This Explanatory Memorandum and the attachments to it are important documents. They should be read carefully.

1. Regulatory Background

The resolution is put to shareholders pursuant to Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited (the Listing Rules).

2. Guarantee Facility

On 21 September 2001, Southern Pacific Petroleum NL ("the Company") announced to the market that, subject to obtaining shareholder approval by 15 February 2002, it had arranged in conjunction with Central Pacific Minerals NL (ACN 008 460 651) (CPM), a US$7.5 million unsecured Guarantee Facility from Mr John Val Browning, a US-based director and shareholder of the Company and CPM. Under this agreement Mr Browning undertakes to procure that loan or other facilities be provided to SPP, CPM or SPP (USA) Inc from Wells Fargo Bank, in an amount of up to US$7.5 million for a period of up to three years. A summary of the terms of the Guarantee Facility is set out in Attachment 1. The consideration payable for the granting of the facility involves the Company offering to issue 4 share options to Mr Browning (Options A, B, C and D) which, if accepted by Mr Browning, would entitle Mr Browning to purchase fully paid ordinary shares in the Company.

3. Use of Funds

The Guarantee Facility has been negotiated to enable the Company and CPM to obtain loan funds as and if required for working capital purposes, principally for Stuart Stage 1 Operations. In particular, some of the proceeds are expected to be used to enable further enhancements to Stage 1 to increase production. SPP (USA) Inc, 50/50 owned by SPP and CPM, is to on-lend funds to the Company and CPM.

4. Number of Shares on Exercise of Options

The maximum aggregate number of shares which Mr Browning may purchase upon exercise of each Option is set out in the Table 1, subject to further adjustments below.

Option A may only be exercised for 3 years from its Calculation Date.

In the case of Options B, C and D, the aggregate number of shares that may be obtained on exercise of those Options increases incrementally on a monthly basis over the 12 months from the Calculation Date relevant to those Options up to the maximum aggregate number.

Each incremental number of shares is available for exercise only for a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant Option (for further detail see the diagram in Attachment 2).

For Option A the maximum aggregate number of shares, and for all other Options the incremental number of shares, that is available will decrease proportionately to the extent that the Guarantee Facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for that Option.

In the case of Options B, C and D, the incremental number also varies (up or down) in order to take into account changes in the US$/A$ exchange rate as at the Calculation Date for the relevant Option.

Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the incremental number for Options B and C will thereafter be calculated as if the initial number of shares for each Option was the same as for Option D.

The Calculation Date for Options A and B is the date that Mr Browning first arranges, under the Guarantee Facility, that a loan or other facility be made available to SPP, CPM or SPP (USA) Inc, for Option C is the first anniversary of that date and for Option D is the second anniversary of that date.

Table 1: Shares per Option

Option	Initial Number of SPP Shares[1] (Millions)	Initial Number of CPM Shares[1] (Millions)	Exercise Price As % of Market Price
Option A	0.1500	0.0560	145%[2,4]
Option B	2.4000	0.9000	145%[2,4]
Option C	3.0000	1.1278	130%[3,4]
Option D	4.5000	1.6917	105%[3]
Total	10.0500	3.7755	

[1] Assumes US$/A$ exchange rate of US$0.50/A$1.00 and Guarantee Facility not cancelled in whole or in part.

[2] Option A and B pricing is based on the average share price over the 20 business days prior to 21 September 2001, which is A$0.60 for SPP and A$1.62 for CPM.

[3] Determined at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

[4] Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

An example as to the manner in which adjustments to the numbers of shares that may be purchased on exercise of each Option is provided in Attachment 2.

5. Key Terms of the Options

Each Option:

- has an option price as follows:

Table 2: Option Price

Option	SPP	CPM
Option A	A$1,500	A$560
Option B	A$24,000	A$9,000
Option C	A$30,000	A$11,278
Option D	A$45,000	A$16,917

In each case the option price is payable in twelve equal monthly instalments, commencing 10 Business Days after the Option's Calculation Date, provided that no monthly instalments for any Option becomes payable after the Guarantee Facility is cancelled in full.

- subject to shareholder approval, will be issued at the same time as the other Options;
- will not be listed;
- will not be transferable by Mr Browning;

- confers the right to acquire a specified number of fully paid ordinary shares (with such number being calculated as set out in paragraphs 4 and 6);
- may be exercised in whole or in part in accordance with paragraphs 4, 5 and 6;
- in addition to the option price described above, has an exercise price per share that is A$0.87 in the case of Options A and B and, in the case of Options C and D, is calculated as a fixed percentage of the average market price for shares over the 20 business days immediately prior to the Calculation Date relevant to the Option. Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average market price determined as at the Calculation Date for that Option;
- is not exercisable unless SPP, CPM or SPP (USA) Inc request, no later than 31 March 2001, that Mr Browning procure financial accommodation be made available;
- is not exercisable whilst there is a request by SPP, CPM or SPP (USA) Inc that Mr Browning arrange, under the Guarantee Facility, a loan or other facility which has not been fulfiled;
- is not exercisable unless Mr Browning has been a director, employee or consultant of either SPP or CPM at all times between the issue of the relevant Option and the date of exercise of that Option; and
- will not permit the holder to participate in new issues of securities by the Company without exercising the relevant Option to the full extent permitted at that time and then only to the extent that the Option has been exercised.

6. Changes to Number of Shares

As stated above Mr Browning, a US-based director, has agreed to arrange loan or other facilities that is based in US dollars in an amount up to US$7.5 million. However, the shares of the Company and CPM, which form the consideration for procuring those loan or other facilities, and the funding requirements of the Company and CPM are denominated in Australian dollars.

Accordingly, to the extent that the Australian dollar depreciates over the term of the Guarantee Facility, the Company could receive more Australian dollar value from the Guarantee Facility and therefore it is appropriate that the Company pays greater fees in the form of an increase in the number of shares that may be acquired by Mr Browning on exercise of the Options.

Conversely, to the extent that the Australian dollar appreciates and the Company receives less value as measured in Australian dollars, then it should pay reduced fees in the form of a reduced number of shares that may be acquired on exercise of the Options.

The Company believes it is inappropriate for it to take a fee risk (which would occur if the number of shares which may be acquired upon exercise of the Options was fixed from the beginning, notwithstanding that a subsequent appreciation of the Australian dollar would result in the amount that the Company could borrow (in Australian dollars) with the assistance of a Guarantee Facility would be comparatively less, with no reduction in the number of shares that may be acquired upon exercise of the Options), especially when the Australian dollar is near an all time low.

The exception is in relation to Option A, which are not subject to an exchange rate adjustment given Option A is issued in the nature of a commitment fee payable by the Company.

Given that exchange rate movements over the term of the Guarantee Facility cannot be predicted with certainty, the Company does not believe it is appropriate to fix from the outset the number of shares that may be acquired upon exercise of the Options.

In the case of Options B and C, the number of shares also varies in the case of default (as described in 4 and 5 above).

7. Assessment of Guarantee Fee

The Company has undertaken an assessment of the Guarantee Fee and is satisfied that offering to issue Options to Mr Browning would be reasonable if the Company and Mr Browning were dealing at arm's length.

In coming to this conclusion, the board took note of the following factors:

- unsecured debt could not be obtained by the Company from other lending sources, on equivalent or better terms;
- a fee in the form of options, rather than cash, is favourable to the Company because it will not reduce cash flow;
- a fee in the form of options, rather than cash, involves Mr Browning taking on greater risks; and
- the Company and Mr Browning were separately advised by different legal advisers.

8. Regulatory Requirements

The Listing Rules require that the following prescribed information be provided.

(A) Name of person to whom offers to issue Options will be made: Mr John Val Browning.

(B) Number of Options offered to be issued: 4 Options, exercisable as to the number of shares as described in sections 4 and 6.

(C) The date by which the Options are to be issued: within one month of shareholder approval.

(D) Mr Browning is a director of the Company.

(E) The issue price of the Options: see section 5.

(F) A statement of the terms of the issue: see sections 4, 5 and 6.

(G) A voting exclusion statement: set out following the terms of the proposed resolution in the notice of meeting.

(H) Intended use of the funds: see section 3.

Listing Rule 10.11 requires shareholder approval for an issue of securities to a related party. No ASX waiver or other approval is required. Shareholder approval is not required under the Corporations Act, notwithstanding that Mr Browning is a related party (for the purposes of Corporations Act Chapter 2E), if the financial benefit constituted by offering to issue the Options to Mr Browning and, if accepted and exercised, the issue of shares are on terms that would be reasonable if the Company and Mr Browning were dealing with each other at arm's length.

9. Directors' Recommendation

The directors (with the exception of Mr Browning who was not present at board meetings during discussions of this proposal and did not vote on it) have concluded that no other source of debt funding is currently available on equivalent or better terms to those that may be procured with the assistance of the Guarantee Facility, and are satisfied that the fee payable to Mr Browning, in the form of offering to issue options to Mr Browning, is fair and reasonable and does not exceed the fees which would be payable in similar circumstances to a person other than a director who was providing the Guarantee Facility and was dealing with the Company at arms' length. The directors (with the exception of Mr Browning) unanimously recommend that the resolution be approved.

ATTACHMENT 1

Summary of Guarantee Facility

1. **Borrowers:** Southern Pacific Petroleum NL (SPP), Central Pacific Minerals NL (CPM) and SPP (USA) Inc (SPP (USA)).

2. **Guarantor:** John Val Browning.

3. **Nature of Facility:** The Guarantor is to procure, if requested by one or more Borrowers, financial accommodation in the form of loans, guarantees or other form of financial accommodation as agreed, from Wells Fargo Bank to a maximum of US$7.5 million and with a maximum term of 3 years (WF Facilities).

   The Guarantor need not procure any WF Facility if there is an event of default by a Borrower, if to do so would breach the US$7.5 million limit or if the first request for a WF Facility is not made before 1 April 2002.

4. **Purpose:** To facilitate a Borrower raising financial accommodation (and in the case of SPP (USA), for on-lending to SPP and CPM).

5. **Cancellation:** The Borrowers may, without penalty, cancel the Guarantee Facility in whole or in part, to the extent that there is no outstanding WF Facility.

6. **Credit Support:** As credit support for the Borrowers' obligations under the Guarantee Facility:

   - SPP and CPM are to provide a several guarantee of the obligations of SPP (USA) to the Guarantor; and
   - the Borrowers and Trans Pacific Petroleum Inc undertake to have appointed to the board of each of SPP and CPM (if the Guarantor is not already a director) 1 additional director (if the board numbers less than 9) or otherwise, 2 additional directors. If the Guarantor is already a director, the undertaking is to have appointed 1 additional director if the board numbers more than 8.

7. **Negative Pledges:**

   - SPP (USA) is to agree not to raise financial accommodation or grant security other than:
     - if the aggregate (with SPP and CPM) is not greater than A$40 million (Secured Loans);
     - to repay Secured Loans or the Guarantee Facility; and
     - liens in the ordinary course of business; and
   - SPP and CPM are to agree not to raise financial accommodation or grant security other than:
     - as permitted in relation to SPP (USA) above;
     - to borrow from SPP (USA);
     - to refinance those borrowings from SPP (USA); and
     - the financial accommodation that ranks behind SPP/CPM's obligations to the Guarantor under the SPP/CPM Guarantee.

8. **Events of Default by Borrower**

   - any event that entitles the relevant lender to make immediately due and payable all moneys under a Secured Loan;
   - a breach of the SPP/CPM/SPP (USA) negative pledges;
   - insolvency;
   - a failure to honour valid exercise of an Option.

9. **Rights of Guarantor on Default:**

   - The Guarantor may decline any further request to procure WF Facilities;
   - The Guarantor may request the appointment of additional director(s) to be appointed to SPP and CPM (see above);
   - The exercise price payable by the Guarantor will, following default by a Borrower, will be 105% of the relevant average market price as at the Calculation Date for that Option and, in relation to Options B and C, the incremental number for each subsequent month (if any) will be calculated as if the initial number for those Options was the same as for Option D;
   - The Guarantor may request the relevant Borrower to negotiate in good faith measures to repay/cancel financial accommodation supported by loans/guarantees procured by the Guarantor; and
   - The Borrowers will indemnify the Guarantor against losses and expenses incurred and such amounts will accrue interest at 15% per annum.

10. **Breach by Guarantor:** The Guarantor is in breach if a Borrower has requested that the Guarantor procure a WF Facility and that has not been procured for the benefit of the relevant Borrower.

11. **Guarantee Fee:** The fee for the granting of the Guarantee Facility is SPP and CPM offering to issue Options to the Guarantor, each for an option price. The terms of the Options are summarised in the Explanatory Memorandum to which this is attached.

    The Guarantor is also entitled to recovery of reasonable fees and expenses associated with the Guarantee Facility and the issue of WF Facilities as requested by a Borrower and procured by the Guarantor.

12. **Escalator:** If a Borrower enters into one or more Guarantee Facilities on substantially the same terms as the Guarantee Facility, but with the number of underlying securities relevant to any Option or the conditions of valid exercise of the Options or the exercise price payable is different, the Guarantor, at his election, is entitled to be offered Options on the same terms.

    (Note: The Borrowers would need to obtain such shareholder and ASX approvals as required by the circumstances at that time. Currently, the ASX Listing Rules would require shareholder approval if options were to be issued to any related party of a Borrower).

13. **Restructuring:** The Guarantor appoints as his proxy the chairman of each meeting, if any, of the holders of the Options convened (not later than 30 June 2002) to consider approving the restructuring of SPP and CPM so as to form a single company. The proxy may vote as he thinks fit.

    The rights of a holder of an Option will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital of SPP and/or CPM at the time of reorganisation.

14. **Relevant Approvals:** The Guarantee Facility is conditional upon the Borrowers obtaining all necessary corporate and shareholder approvals and ASX approvals/waivers by no later than 15 February 2002, failing which, the Guarantee Facility lapses.

ATTACHMENT 2: An Example

Below is an example of how the number of shares that may be acquired on exercise of an Option is adjusted on account of changes to the US$/A$ exchange rate and the amount of the Guarantee Facility, and when those calculations are to occur.

The example which follows assumes, for illustrative purposes only, that certain events occur on, and the US$/A$ exchange rate as at, particular dates.

Example

21 September 2001	SPP announced arrangement of Guarantee Facility (subject to shareholder approval)
21 December 2001[1]	Shareholder approval obtained
24 December 2001[2,3]	Options offered by SPP and CPM and accepted by Mr Browning
15 January 2002[2,4]	SPP requests that Mr Browning procure a loan facility
15 February 2002[2,5]	Mr Browning procures loan facility for benefit of SPP
15 February 2002[2,5,6]	Calculation Date for Options A and B
15 February 2003[5,6]	Calculation Date for Option C
15 February 2004[5,6]	Calculation Date for Option D

Notes:

[1] If shareholder approval is not obtained by 15 February 2002, the Guarantee Facility lapses.

[2] Nominal date used in example.

[3] If the Options are not issued by 31 March 2002, the Guarantee Facility lapses.

[4] If the first request is not made by 31 March 2002, Mr Browning is not obliged to procure the requested financial accommodation.

[5] Exchange Rate Adjustment: The number of shares that may be obtained on exercise of an Option is initially set assuming an exchange rate of US$0.50/A$1.00. No exchange rate adjustment is made for Option A, but is made for Options B, C and D as at their respective Calculation Dates, e.g.:

Option	Initial Number	Calculation Date	Exchange Rate at Calculation Date	Adjusted Number
Option A	150,000	15 Feb 02	US$0.55/A$1.00	150,000
Option B	2,400,000	15 Feb 02	US$0.55/A$1.00	2,181,818
Option C	3,000,000	15 Feb 03	US$0.45/A$1.00	3,333,333
Option D	4,500,000	15 Feb 04	US$0.60/A$1.00	3,750,000

[6] Guarantee Facility Amount Adjustment: The number of shares that may be purchased on exercise of an Option is adjusted proportionally to reductions in the Guarantee Facility amount, both as of the relevant Calculation Date for the Option and thereafter for each of the following 12 months, e.g.:

Option	Exchange Rate Adjusted Number (Annualised Basis)	Calculation Date	Guarantee Facility Amount as at Calculation Date	Adjusted Number as at Calculation Date (Annualised Basis)	Further Reduction in Guarantee Facility Amount	Further Adjusted Number (Annualised Basis)
Option A	150,000	15 Feb 02	US$7,000,000	140,000	US$7,000,000	140,000
Option B	2,181,818	15 Feb 02	US$7,000,000	2,036,363	US$4,000,000*	1,163,636
Option C	3,333,333	15 Feb 03	US$4,000,000	1,777,777	US$4,000,000	1,777,777
Option D	3,750,000	15 Feb 04	US$4,000,000	2,000,000	US$4,000,000	2,000,000

*e.g.: If the further reduction in the Guarantee Facility Amount occurs in the third month after the Calculation Date, the Further Adjusted Number applies for the fourth to twelfth months after the Calculation Date. Thus 1/12 of 2,036,363 shares will become available for purchase on exercise of Option B in each of the first three months following the Calculation Date for Option B and 1/12 of 1,163,636 shares will become available for purchase on exercise of Option B in each of months 4-12 following the Calculation Date for Option B.

The number of shares which would be available for purchase under Option B based on the above example can be shown diagramatically as follows:


Example - Aggregate Number of Shares Available on Exercise of Option B
2,400,000
1,800,000
1,200,000
600,000
0
The aggregate number of shares available for acquisition increases on a monthly basis over the first 12 months following the Calculation Date.
Monthly increment reduces in proportion with any reduction in the Guarantee Facility during the first 12 months (see example below).
As the incremental number of shares are available for a 3 year period only, the number of shares available for acquisition decrease from month 37 to 48 in the same proportion as the increase in months 1 to 12.
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
months

Assume at Calculation Date for Option B, A$1=US$0.55 and that the Guarantee Facility has been partially cancelled to US$7,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 2,400,000	x	0.50 / 0.55	x	7,000,000 / 7,500,000
	=	169,697				

Assume that during Month 3 the Guarantee Facility is further cancelled to US$4,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 2,400,000	x	0.50 / 0.55	x	4,000,000 / 7,500,000
	=	96,970				

Thus 96,970 is the Incremental Monthly Number for months 4 to 12 (assuming no further cancellation in the Guarantee Facility)

The same adjustments apply to Options C and D

FORM OF PROXY

The Secretary
Southern Pacific Petroleum NL
C/- Phipson Nominees Pty Ltd
9th Floor National Mutual Centre
15 London Circuit Canberra City ACT 2601
Fax: +61 2 6274 0666

SOUTHERN PACIFIC PETROLEUM N.L.

ABN 36 008 460 366


SPP
CPM

I/We ______________________________
(FULL NAME IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS)

being a member of Southern-Pacific Petroleum NL, hereby

appoint ______________________________

of ______________________________

in respect of ______________________________ % of my voting rights
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

and ______________________________

of ______________________________

in respect of ______________________________ % of my voting rights
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

or failing nomination, the Chairman of the Meeting as my proxy, to vote for me and on my behalf at the General Meeting of the Company to be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia on the 21st day of December 2001 at 9.30am. and at any adjournment thereof.

Should a member desire to direct the proxy how to vote, the member should place a mark (x) in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting.

SPECIAL BUSINESS	**FOR**	**AGAINST**	**ABSTAIN**
To approve the Company offering to issue options to Mr John Val Browning each for an option price	☐	☐	☐

Signed this ______________ **day of** ______________ **2001.**

Signature of Member(s) ______________________________

Director ______________ **Director/Secretary** ______________

This proxy form and the Power of Attorney (if any) under which it is signed or any office copy or notarially certified copy thereof shall be deposited with the Company at the Company's Registered Office C/-Phipson Nominees Pty. Ltd., 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601, or faxed on +61 2 6274 0666 not less than 48 hours before the time of the holding of the meeting. A proxy presented by a company should be under the Common Seal of the Company.